Form 10-K, Exhibit 13
period 1997-02-01
NATURAL WONDERS INC
filed 1997-04-17
CIK 885566

                                                                 EXHIBIT 13.1


MARKET INFORMATION AND DIVIDEND POLICY

     Natural Wonders, Inc. common stock trades on the Nasdaq Stock Market under the symbol NATW. Market price for the Company's stock for fiscal 1996 and 1995, is as follows:

1996               High       Low
                   -----     -----
First Quarter      5 1/8     2 1/4
Second Quarter     7 1/4     4 5/8
Third Quarter      6 7/8     4 5/8
Fourth Quarter     5 7/8     3 7/8


1995               High       Low
                   -----     -----
First Quarter      4 1/8     2 1/2
Second Quarter     3 3/4     2 5/8
Third Quarter      5 1/2     3
Fourth Quarter     4 3/8     2 1/8


     As of March 31, 1997, there were approximately 315 stockholders of record and 2,000 beneficial stockholders. The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future.

                               SELECTED FINANCIAL DATA

                                                                  Fiscal Year
                                          1996            1995          1994            1993         1992
------------------------------------------------------------------------------------------------------------
(In thousands, except operating data and earnings per share)

SUMMARY OF OPERATIONS DATA:
Net sales                              $  138,773     $  138,080     $  136,652     $  119,591    $   87,646
Cost of goods sold and store
  occupancy expenses                       92,489         93,529         92,304         76,981        54,183
                                       ----------     ----------     ----------     ----------    ----------
Gross margin                               46,284         44,551         44,348         42,610        33,463
Selling, general and administrative
  expenses                                 40,894         40,640         38,283         31,636        23,319
Provision for store closure                                                 465
Distribution center relocation                                                             749
Loss from earthquake                                                                       753
                                       ----------     ----------     ----------     ----------    ----------
Operating income                            5,390          3,911          5,600          9,472        10,144
Net interest and other expenses               791            944          2,707          1,731           973
                                       ----------     ----------     ----------     ----------    ----------
Earnings before income taxes                4,599          2,967          2,893          7,741         9,171
Income taxes                                1,698          1,157          1,128          2,829         3,577
                                       ----------     ----------     ----------     ----------    ----------
Net earnings                           $    2,901     $    1,810     $    1,765     $    4,912    $    5,594
                                       ----------     ----------     ----------     ----------    ----------
                                       ----------     ----------     ----------     ----------    ----------
Net earnings per share                 $     0.36     $     0.23     $     0.23     $     0.63    $     0.75
                                       ----------     ----------     ----------     ----------    ----------
                                       ----------     ----------     ----------     ----------    ----------
Shares used in computing per share          8,086          7,805          7,796          7,843         7,448
  amounts

OPERATING DATA:
Number of stores open at end of
  period                                      151            146            145            123            88
Average net sales per selling square
  foot (52 weeks)                      $      505     $      506     $      537     $      580    $      623
Average net sales per store (52 weeks) $  932,000     $  936,000     $  993,000     $1,069,000    $1,106,000
Comparable store net sales increase
  (decrease)                               (0.6)%         (5.7)%         (5.0)%         (4.0)%          1.5%

BALANCE SHEET DATA (at fiscal
  year end):
Working capital                        $   33,495     $   31,252     $   30,630     $   26,875    $   23,898
Total assets                               78,344         77,964         82,440         74,979        59,402
Capital lease obligations                   1,327          3,257          5,208          4,496         5,609
Long-term debt                              2,050          3,715          7,509          3,456
Stockholders' equity                       54,156         50,658         48,659         46,577        39,638

                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                     Fiscal Year
                                             -----------------------
(Percentage of net sales)                     1996       1995     1994
                                             ------     ------   ------
Net sales                                    100.0%     100.0%   100.0%
Cost of goods sold and store occupancy
  expenses                                    66.6       67.7     67.5
Gross margin                                  33.4       32.3     32.5
Selling, general and administrative
  expenses                                    29.5       29.4     28.0
Provision for store closure                                        0.3
Operating income                               3.9        2.8      4.1
Net interest and other expenses                0.6        0.7      2.0
Income taxes                                   1.2        0.8      0.8
Net earnings                                   2.1%       1.3%     1.3%

Number of stores open at end of period         151        146      145

RESULTS OF OPERATIONS

GENERAL

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1996, 1995 and 1994 ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. Fiscal 1995 was 53 weeks, and fiscal 1996 and 1994 were 52 weeks. All references to years, unless otherwise specified, are intended to refer to the Company's fiscal year.

     At the end of 1996, the Company operated 151 stores in 36 states compared to 146 stores in 36 states at the end of 1995 and 145 stores in 36 states at the end of 1994. In 1996, 5 new stores were opened, in 1995, 3 new stores were opened and 2 were closed, and in 1994, 22 new stores were opened. In March 1997, the Company entered into an agreement to acquire 12 stores through an asset purchase agreement, and intends to open approximately 10 additional stores in 1997.

SALES

     Sales increased 1.5% to $138,773,000 in 1996 from $136,732,000 in 1995 for the comparable 52 week period in 1995, (excluding the first week in fiscal 1995 which was a 53 week year). Including the 53rd week in 1995, sales increased 0.5% in 1996 from $138,080,000 in 1995.

     The increase for the comparable 52 week periods of $2,041,000 was due primarily to new stores (net of two stores closed), and one temporary store, partially offset by a slight decrease in comparable store sales. The new stores (net of two stores closed) and temporary store opened in 1996 accounted for $1,919,000 of the increase, the full year of sales from new stores opened in 1995 accounted for $958,000 of the increase, and the comparable store sales partially offset the increases by $836,000.

     Comparable store sales in 1996 decreased 0.6% as compared to 1995 based on a 52 week year. Although comparable store sales slightly decreased, many of the Company's geographic areas experienced positive comparable store sales, primarily in the western states. Also, in 1996, there were five fewer shopping days between Thanksgiving and Christmas. This period is especially critical for a seasonal gift retailer such as the Company. The average dollar amount per sales ticket increased modestly in 1996.

     Sales increased 1.0% to $138,080,000 in 1995 from $136,652,000 in 1994.
The increase of $1,428,000 was due primarily to new stores and the extra (53rd) week in 1995, partially offset by a decrease in comparable store sales. The new stores opened in 1995 accounted for $1,907,000 of the increase, the full year of sales from new stores opened in 1994 accounted for $5,049,000 of the increase, the 53rd week accounted for $1,463,000 of the increase and the comparable store sales offset the increases by $6,991,000.

     Comparable store sales in 1995 decreased 5.7% compared to 1994, based on a 52 week year. In 1995, the number of customer transactions decreased and the average dollar amount per sales ticket decreased in comparison to 1994. The decrease in comparable store sales occurred in all geographic regions for the 52 week period, however in the last two fiscal quarters, Northern California experienced positive comparable store sales.

COST OF GOODS SOLD AND STORE OCCUPANCY EXPENSES

     Cost of goods sold and store occupancy expenses include distribution center costs and other expenses associated with acquiring inventory. These costs decreased as a percentage of sales to 66.6% in 1996 from 67.7% in 1995. The decrease was primarily due to higher product mark-up attributable to both mix of product sold and lower costs.

     In 1995, cost of goods sold and store occupancy expenses increased as a percentage of sales to 67.7% in 1995 from 67.5% in 1994. This increase was primarily due to store occupancy expenses which increased as a percentage of sales due to the decrease in comparable store sales and the company incurring a full year of costs for the stores opened in 1994. The 1994 expenses included a one-time charge for future markdowns as a result of a refocusing of the Company's product assortment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative (SG&A) expenses, which are primarily non-occupancy store expenses and corporate overhead, remained relatively flat as a percentage of sales at 29.5% in 1996 compared to 29.4% in 1995. Corporate overhead slightly increased as a percentage of sales due to charges for incentive compensation, which are based on achievement of certain earnings targets. Excluding these charges, SG&A would have slightly decreased as a percentage of sales.

     In 1995, SG&A expenses increased as a percentage of sales to 29.4% in 1995 from 28.0% in 1994. Non-occupancy store expenses, primarily payroll and related benefits and depreciation expense increased 1.3% as a percentage of sales as a result of a decrease in comparable store sales and the Company's incurring a full year of costs for the stores opened in 1994.

OPERATING INCOME

     As a result of the foregoing, operating income increased to $5,390,000 or 3.9% of sales in 1996 from $3,911,000 or 2.8% of sales in 1995 and decreased from $5,600,000 or 4.1% of sales in 1994.

NET INTEREST AND OTHER EXPENSES

     Net interest and other expenses decreased to $791,000 or 0.6% of sales in 1996 from $944,000 or 0.7% of sales in 1995 and $2,707,000 or 2.0% of sales in
1994. The decrease from 1995 was primarily due to a decline in interest expense as a result of paying down debt. The decrease from 1994 was primarily due to other expenses which include expenses associated with equipment lease financing.

INCOME TAXES

     The effective tax rate in 1996 was 36.9% compared to 39.0% in 1995 and 1994. The decline is primarily due to income tax credits and other items. No valuation allowance was necessary to offset the deferred tax asset at the end of 1996, 1995 or 1994, due to the Company's history of earnings.

NET EARNINGS

     As a result of the foregoing, net earnings increased to $2,901,000 or 2.1% of sales in 1996 from $1,810,000 or 1.3% of sales in 1995 (which included the favorable impact of the 53rd week), and increased from $1,765,000 or 1.3% of sales in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of capital in recent years has been net cash flow from operations. Seasonal working capital requirements have been met primarily through short-term bank borrowing.

     During 1996, the Company's financial position and liquidity improved. Cash and investments at year end were $25,567,000, an increase of $1,120,000 in comparison to 1995. Working capital increased $2,243,000 to $33,495,000 at year end, and cash and investments, net of debt and capital lease obligations, increased $5,445,000 from 1995.

     The increase in cash and investments was primarily from operations, including net earnings plus depreciation of $8,948,000. Cash was used during the year for the pay down of debt and capital lease obligations, and capital expenditures. Capital expenditures were primarily for new stores, existing stores and management information systems.

     The Company's primary cash requirements have been related to capital expenditures for new stores, including construction costs and fixtures, merchandise inventory for such stores and repayment of debt. In March 1997, the Company acquired 12 stores through an asset purchase agreement for a price of $500,000 plus up to $100,000 of reasonable legal costs and expenses. In addition to this, the Company plans to open approximately 10 additional stores in 1997. During 1997, the Company anticipates that cash will primarily be used for capital expenditures and merchandise inventory for new stores, capital expenditures for a new computer system including software and hardware, repayment of debt, fixtures for existing stores, and to purchase inventory for the Company's existing stores, particularly prior to and during the peak holiday selling season.

     The Company has a credit facility agreement with a commercial bank, which includes a revolving line of credit for $12,000,000 expiring on June 1, 1998. The line of credit is also available for the issuance of commercial and standby letters of credit up to $4,500,000 and $500,000, respectively. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5%, the bank's reference rate or a rate as quoted by the bank. The agreement contains restrictive covenants which include achieving quarterly earnings/loss targets and maintaining certain financial ratios and requiring bank consent for the payment of dividends.

     The Company believes that current cash and short-term investments together with its cash flow from operations, term debt and funds available under its credit facility will be sufficient to fund the Company's operations for the next 12 months.

INFLATION AND SEASONALITY

     The Company does not believe that its operations have been materially affected by inflation during the three recent years. However, there is no assurance that its business will not be affected by inflation in the future.

     The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and substantially all its net earnings have been realized during the fourth quarter (which includes the November/December holiday season), and levels of sales and net earnings have been significantly lower in the first three quarters, usually resulting in losses in these quarters. If for any reason the Company's sales were substantially below seasonal norms during the months of November and December, the Company's annual results would be adversely affected. The Company's quarterly results of operations may fluctuate significantly as a result of comparable store sales levels, the timing of new store openings and the amount of revenue contributed by new stores.

FUTURE RESULTS

     This report contains forward looking statements regarding, among other matters, the Company's future strategy, store opening plans, merchandising strategy and growth. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements address matters which are subject to a number of risks and uncertainties. In addition to the general risks associated with the operation of specialty retail stores in a highly competitive environment, the success of the Company will depend on a variety of factors. The success of the Company's operations depends upon a number of factors relating to consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. The Company's continued growth also depends upon the demand for its products, which in turn is dependent upon various factors, such as the introduction and acceptance of new products and the continued popularity of existing products, as well as the timely supply of all merchandise. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

                             NATURAL WONDERS, INC.
                             STATEMENTS OF EARNINGS
                    (In thousands except earnings per share)

                                                                      FISCAL YEAR
                                                  ----------------------------------------
                                                     1996            1995          1994
                                                  ----------     ----------     ----------
Net sales                                         $  138,773     $  138,080     $  136,652

Cost of goods sold and store occupancy expenses       92,489         93,529         92,304
                                                  ----------     ----------     ----------
    Gross margin                                      46,284         44,551         44,348
Selling, general and administrative expenses          40,894         40,640         38,283
Provision for store closure                                                            465
                                                  ----------     ----------     ----------
    Operating income                                   5,390          3,911          5,600

Interest expense                                         951          1,445          1,500
Other expenses                                           550            553          1,957
Interest and other income                               (710)        (1,054)          (750)
                                                  ----------     ----------     ----------
    Earnings before income taxes                       4,599          2,967          2,893
Income taxes                                           1,698          1,157          1,128
                                                  ----------     ----------     ----------
    Net earnings                                  $    2,901     $    1,810     $    1,765
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------
Net earnings per share                            $     0.36     $     0.23     $     0.23
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------
Shares used in computing per share amounts             8,086          7,805          7,796
                                                  ----------     ----------     ----------
                                                  ----------     ----------     ----------

                             See notes to financial statements

                                NATURAL WONDERS, INC.
                                  BALANCE SHEETS
                          (In thousands except share data)

                                              February 1,    February 3,
                                                 1997            1996
                                              -----------    -----------
ASSETS

Current Assets:
    Cash and cash equivalents                  $  7,667        $  6,352
    Short-term investments                       17,900          18,095
    Merchandise inventories                      20,529          19,216
    Prepaid expenses and other current assets     2,630           2,638
    Deferred taxes                                1,557           1,331
                                               --------        --------
        Total current assets                     50,283          47,632
Property and Equipment:
    Leasehold improvements                       25,490          24,171
    Property and equipment under capital lease   13,181          17,054
    Furniture, fixtures and equipment            13,937           8,008
                                               --------        --------
                                                 52,608          49,233
    Less accumulated depreciation and
      amortization                              (26,329)        (20,282)
                                               --------        --------
                                                 26,279          28,951
Deferred Taxes                                    1,635           1,206
Other Assets                                        147             175
                                               --------        --------
Total Assets                                   $ 78,344        $ 77,964
                                               --------        --------
                                               --------        --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Trade accounts payable                     $  5,175        $  5,974
    Accrued compensation and related costs        2,523           2,363
    Accrued liabilities                           2,798           2,291
    Income taxes payable                          2,044             774
    Current portion of capital lease
      obligations                                 1,789           2,077
    Current portion of long-term debt             2,459           2,901
                                               --------        --------
        Total current liabilities                16,788          16,380
Capital Lease Obligations                         1,327           3,257
Long-term Debt                                    2,050           3,715
Deferred Rents                                    4,023           3,954
Commitments and Contingencies
Stockholders' Equity:
    Common stock, par value $.0001;
    authorized 17,000,000 shares; issued
    and outstanding 7,986,846 and
    7,787,860 shares                                  1               1
    Capital in excess of par value               34,250          33,653
    Retained earnings                            19,905          17,004
                                               --------        --------
        Total stockholders' equity               54,156          50,658
                                               --------        --------
Total Liabilities and Stockholders' Equity     $ 78,344        $ 77,964
                                               --------        --------
                                               --------        --------

                        See notes to financial statements.

                              NATURAL WONDERS, INC.
                           STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                             Fiscal Year
                                                    -----------------------------
                                                      1996       1995      1994
                                                    --------   --------  --------
Cash Flows From Operating Activities:
  Net earnings                                      $  2,901   $  1,810  $  1,765
    Adjustments to reconcile net earnings
      to net cash provided by operating
      activities:
    Depreciation and amortization                      6,047      6,008     5,256
    Loss on disposal and write-down of assets                        15       288
    Changes in operating assets and liabilities:
      Merchandise inventories                         (1,313)     1,843    (2,742)
      Prepaid expenses and other assets                   36     (1,374)       95
      Deferred taxes                                    (655)       570    (1,649)
      Trade accounts payable                            (799)       959    (2,249)
      Accrued compensation and related costs             160        450       518
      Accrued liabilities                                507       (431)      281
      Income taxes payable                             1,270     (1,766)     (396)
      Deferred rents                                      69        355       877
      Tax benefit from exercise of stock options
        and warrants                                      53          6        82
                                                    --------   --------  --------
Net cash provided by operating activities              8,276      8,445     2,126

Cash Flows From Financing Activities:
     Proceeds from issuance of debt                                         7,817
     Proceeds from sale/leaseback of property and
       equipment                                                            2,275
     Principal payments on capital lease
       obligations                                    (2,218)    (2,333)   (2,398)
     Principal payments on long-term debt             (2,107)    (3,709)   (1,778)
     Exercise of stock options and warrants              480        125        75
     Net proceeds from sale of common stock               64         58       160
                                                    --------   --------  --------
Net cash provided by (used in) financing
  activities                                          (3,781)    (5,859)    6,151

Cash Flows From Investing Activities:
  Purchases of short-term investments                (31,350)   (29,763)  (30,420)
  Sales of short-term investments                     31,545     28,968    32,270
  Purchases of property and equipment                 (3,375)    (1,829)   (8,140)
                                                    --------   --------  --------
Net cash used in investing activities                 (3,180)    (2,624)   (6,290)
                                                    --------   --------  --------

Net Increase (Decrease) in Cash and Cash
  Equivalents                                          1,315        (38)    1,987
Cash and Cash Equivalents:
  Beginning of year                                    6,352      6,390     4,403
                                                    --------   --------  --------
  End of year                                       $  7,667   $  6,352  $  6,390
                                                    --------   --------  --------
                                                    --------   --------  --------

Supplemental Information
Cash paid during year:
  Interest                                          $    952   $  1,521  $  1,431
  Income taxes                                      $  1,027   $  2,299  $  3,816
Non-cash financing and investing transactions:
     Equipment acquired through capital leases                           $  3,179

                         See notes to financial statements.

NATURAL WONDERS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands except share data)

                                                    Capital in                  Total
                                  Common Stock      Excess of     Retained  Stockholders'
                                Shares    Amount    Par Value     Earnings     Equity
                              ---------   ------    ----------    --------  -------------
Balance, January 29, 1994     7,420,795     $1        $33,147     $13,429     $46,577
  Exercise of stock options      59,766                    75                      75
  Tax benefit from exercise
    of stock options                                       82                      82
  Employee stock purchase
    plan                         42,898                   160                     160
  Net earnings                                                      1,765       1,765
                              ---------     --        -------     -------     -------
Balance, January 28, 1995     7,523,459      1         33,464      15,194      48,659
  Exercise of stock options     240,667                   125                     125
  Tax benefit from exercise
    of stock options                                        6                       6
  Employee stock purchase
    plan                         23,734                    58                      58
  Net earnings                                                      1,810       1,810
                              ---------     --        -------     -------     -------
Balance, February 3, 1996     7,787,860      1         33,653      17,004      50,658
  Exercise of stock options
    and warrants                177,997                   480                     480
  Tax benefit from exercise
    of stock options and
    warrants                                               53                      53
  Employee stock purchase
    plan                         20,989                    64                      64
  Net earnings                                                      2,901       2,901
                              ---------     --        -------     -------     -------
Balance, February 1, 1997     7,986,846     $1        $34,250     $19,905     $54,156
                              ---------     --        -------     -------     -------
                              ---------     --        -------     -------     -------

                            See notes to financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS Natural Wonders (the Company) is a specialty retailer which operates 151 stores, primarily in mall locations, in 36 states. The Company's products are inspired by the wonders of science and nature, and include telescopes, minerals, gardening and outdoor products, educational toys and games and apparel.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1996, 1995 and 1994 ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. Fiscal 1995 was 53 weeks, and fiscal 1996 and 1994 were 52 weeks.

ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investment instruments with a maturity of three months or less at date of purchase to be cash equivalents.

SHORT-TERM INVESTMENTS Short-term investments consist of highly liquid investments with a maturity greater than three months at date of purchase. The Company's short-term investments consist primarily of debt securities which have been classified as available for sale and are carried at fair value which approximates cost. The Company's policy is to invest cash in excess of immediate operating and expansion needs in investment grade, highly liquid income producing investments.

MERCHANDISE INVENTORIES Merchandise inventories are stated at lower of average cost or market. Merchandise inventory includes expenses associated with the acquisition and distribution of inventory.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets, which range from 5 to 11 years.

STORE PRE-OPENING COSTS Store pre-opening costs are expensed in the fiscal year of the store opening.

RENT EXPENSE Certain of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the lease term. The Company has recorded the difference between the amounts charged to operations and the amounts payable under the leases as deferred rent in the accompanying balance sheets.

INCOME TAXES Income taxes are computed using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

NET EARNINGS PER SHARE Net earnings per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

STOCK-BASED COMPENSATION The Company accounts for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its fixed cost stock option plans or its employee stock purchase plan.

IMPAIRMENT OF LONG-LIVED ASSETS The Company periodically reviews its long-lived assets for impairment to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable based on expected future cash flows. No impairment provision has been required to date.

EARNINGS PER SHARE The Company is required to adopt Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), in 1997. SFAS 128 requires presentation of basic and diluted net earnings per share amounts on the face of the income statement. The Company does not expect such adoption to have a significant impact on its financial statement.

NOTE 2:  BANK FINANCING AND LONG-TERM DEBT

BANK FINANCING

The Company has a credit facility with a commercial bank, which includes a revolving line of credit for $12,000,000 and certain long-term debt. Commercial and standby letters of credit are available within the line up to $4,500,000 and $500,000, respectively. In February 1997, the Company renewed its credit facility agreement through June 1, 1998. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5%, the bank's reference rate or a rate as quoted by the bank. The agreement contains restrictive covenants which include achieving quarterly earnings/loss targets and maintaining certain financial ratios and requiring bank consent for the payment of dividends. The Company was in compliance with its covenants as of February 1, 1997.

The total amount borrowed under the line of credit in 1996 was $4,500,000 which was repaid by fiscal year end. Interest was payable at the bank's quoted rate, (6.9%), or the bank's reference rate, (8.25%). Outstanding commercial and standby letters of credit as of February 1, 1997 totaled $794,363.

In 1995, under the credit facility agreement in effect at that time, the total amount borrowed under the line of credit was $1,000,000 which was repaid by fiscal year end. Interest was payable at the bank's reference rate (8.75%). Outstanding commercial and standby letters of credit as of February 3,1996 totaled $126,234. This previous credit facility agreement included a cash restriction of $1,067,000 during fiscal 1995, which was released with the new facility agreement in March 1996.

The credit facility agreement also includes long-term debt borrowed under previous years' credit facility agreements. The Company has the option of choosing interest payable at a rate based on LIBOR plus 2.0%, the bank's reference rate plus 0.5% or a rate as quoted by the bank. The same restrictive covenants, as indicated above, apply.

LONG-TERM DEBT

Long-term debt consisted of the following:   (in thousands)

                                                                    Fiscal Year
                                                                   1996     1995
                                                                  ------   ------
Term bank loan, due in semi-annual installments of $500
  through February 1997, interest at 7.4% as of February 1, 1997  $  500   $1,000

Term bank loan, due in semi-annual installments of $349
  through February 1999, interest at 7.4% as of February 1, 1997   1,724    2,069

Notes due in monthly installments of $129 through December
   2000, with interest at 8.7% to 11.0%                            2,285    3,547
                                                                  ------   ------
Total long-term debt, including current portion                    4,509    6,616
Less current portion                                               2,459    2,901
                                                                  ------   ------
Total long-term debt                                              $2,050   $3,715
                                                                  ------   ------
                                                                  ------   ------

     Maturities of long-term debt outstanding as of February 1, 1997, are as follows (in thousands): 1997 - $2,459; 1998 - $1,762; 1999 - $276; 2000 - $12.

NOTE 3.   LEASES

The Company leases its office, distribution and retail facilities under operating leases expiring at dates from 1997 to 2007. Certain of the leases include renewal provisions at the Company's option.

The Company leases fixtures and equipment under capital equipment leases. Interest rates range from approximately 7.5% to 15.9%. Some of the leases are subject to fair market value buyout at the end of the initial lease term.

The aggregate minimum noncancellable lease payments under leases in effect at February 1, 1997 are as follows:


Fiscal year:  (in thousands)      Capital   Operating
                                   Lease      Lease
                                  -------   ---------
1997                               $2,018    $12,896
1998                                1,000     12,898
1999                                  433     12,418
2000                                          11,384
2001                                          10,442
Thereafter                                    27,180
                                   ------    -------
Total minimum lease commitments     3,451    $87,218
                                             -------
                                             -------
Less amounts representing interest    335
                                   ------
Present value of capital lease
  obligation                        3,116
Less current portion                1,789
                                   ------
Long-term capital lease
  obligations                      $1,327
                                   ------
                                   ------

All of the leases for the Company's retail stores contain clauses which provide for additional rent if sales exceed predetermined levels. During 1996, 1995 and 1994, total rent expense including minimum and deferred amounts for all operating leases was $12,389,000, $12,168,000 and $11,260,000 and percentage rent was $101,000, $98,000 and $183,000, respectively.

Accumulated amortization of property under capital leases as of February 1, 1997 and February 3, 1996 was $8,418,000 and $9,163,000, respectively.

NOTE 4.   STOCKHOLDER'S EQUITY AND BENEFIT PLAN

PREFERRED STOCK

The Company has 1,000,000 shares of preferred stock authorized, with a par value of $.0001 per share. No preferred stock has been issued or outstanding during the past three years.

STOCK OPTION PLANS

The Company has stock option plans, which allow for the granting of incentive and non-qualified stock options to employees and non-employee directors. Stock options generally are granted at prices equal to the fair market value on the date of grant, become vested over a period of three to five years and expire in ten years.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires the disclosure of pro forma net earnings and net earnings per share had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: five year expected life from date of grant; stock volatility, 64.5% in 1996 and in 1995; risk-free interest rates, 5.9% in 1996 and 6.7% in 1995; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1996 and 1995 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings and net earnings per share would have been $2.7 million ($0.35 per share) in fiscal 1996 and $1.8 million ($0.23 per share) in fiscal 1995. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1996 and fiscal 1995 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all future applicable stock options.

Option activity under the plans is as follows:



                                                                            Weighted
                                                   Shares                   Average
                                                  Available       Shares    Exercise
                                                  for Grant      Granted     Price
                                                  ---------      --------   --------
Outstanding, January 29, 1994                      414,780        727,346    $ 4.69
  Granted                                         (131,800)       131,800      4.90
  Canceled                                          66,385        (66,385)    11.80
  Exercised                                                       (59,766)     1.25
                                                  --------       --------    ------
Outstanding, January 28, 1995 (461,305
  exercisable at a weighted average price
  of $2.65)                                        349,365        732,995      4.34
  Granted (weighted average grant date
    fair value $1.91)                             (224,660)       224,660      3.17
  Canceled                                         126,281       (126,281)     5.63
  Exercised                                                      (240,667)     0.52
  Authorized                                       300,000
                                                  --------       --------    ------
Outstanding, February 3, 1996 (280,007
  exercisable at a weighted average
  price of $5.54)                                  550,986        590,707      5.17
  Granted (weighted average grant date
    fair value $2.13)                             (415,510)       415,510      3.57
  Canceled                                         109,378       (109,378)     7.53
  Exercised                                                      (174,155)     2.64
                                                  --------       --------    ------
Outstanding, February 1, 1997 (164,412
  exercisable at a weighted average price
  of $7.33)                                        244,854        722,684    $ 4.54
                                                  --------       --------    ------
                                                  --------       --------    ------

The following table summarizes additional information about stock options at February 1, 1997:

                Options Outstanding                           Options Exercisable
---------------------------------------------------------    ---------------------
                                  Weighted       Weighted                 Weighted
                                   Average        Average                  Average
    Range of        Number        Remaining      Exercise       Number    Exercise
Exercise Prices   Outstanding     Life (Yrs)       Price     Exercisable    Price
----------------  -----------     ----------     ---------   -----------  --------
 $2.31 - $3.00       316,935          8.82        $ 2.56       25,279     $ 2.94
 $3.06 - $5.81       287,343          8.78          4.64       53,759       4.30
 $6.38 - $9.44        94,406          7.22          8.14       61,373       8.68
$15.25 - $15.25       24,000          6.35         15.25       24,000      15.25
---------------      -------          ----        ------      -------     ------
 $2.31 - $15.25      722,684          8.51        $ 4.54      164,412     $ 7.33
---------------      -------          ----        ------      -------     ------
---------------      -------          ----        ------      -------     ------


STOCK PURCHASE PLAN

The Company's employee stock purchase plan enables eligible employees to purchase Natural Wonders' common stock at 85% of the average market price on the first or the last day of each six month purchase period, whichever is
lower.   Employees may authorize periodic payroll deductions of up to 10% of eligible compensation for common stock purchases, up to a maximum amount of 750 shares per six month period. The total number of shares which may be issued under the plan is 300,000. As of February 1, 1997, 117,634 shares have been issued.

WARRANTS

Warrants for the purchase of 3,842 shares of common stock were exercised in 1996 at an exercise price of $4.485 per share. No warrants were exercised during fiscal 1995 or 1994. As of February 1,1997, no warrants were outstanding.

BENEFIT PLAN

The Company has available a defined contribution plan. Eligible employees may contribute 1% to 10% of their compensation and the Company matches 50% up to $250 per year. Total Company contributions to the plan were approximately $64,000, $53,000 and $41,000 in 1996, 1995 and 1994, respectively.

NOTE 5.   INCOME TAXES

The provision for income taxes consists of the following:
(in thousands)

                                             Fiscal Year
                               ------------------------------------
                                1996         1995            1994
                               ------      -------         -------
Current:
  Federal                      $1,761      $  326          $ 2,330
  State                           592         261              494
                               ------      ------          -------
                                2,353         587            2,824
Deferred                         (655)        570           (1,696)
                               ------      ------          -------
Total                          $1,698      $1,157          $ 1,128
                               ------      ------          -------
                               ------      ------          -------

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

                                             Fiscal Year
                               ------------------------------------
                                1996         1995            1994
                               ------      -------         -------
Statutory rate                  34.0%       34.0%           34.0%
State income taxes net of
  federal income tax benefit     6.0         6.4             4.9
Non taxable interest            (2.7)       (5.4)           (4.0)
Other                           (0.4)        4.0             4.1
                                -----       -----           -----
Effective tax rate              36.9%       39.0%           39.0%
                                -----       -----           -----
                                -----       -----           -----

The components of the net deferred tax asset at year end are as follows:
(in thousands)

                                          1996                      1995
                                   ---------------------    --------------------
                                   Current   Non-Current    Current  Non-Current
                                   -------   -----------    -------  -----------
Deferred tax assets:
  Deferred rents                               $1,687                   $1,600
  Merchandise inventories          $  652                    $  566
  Accrued employee benefits           538                       520
  Miscellaneous accruals              255                       200
  Alternative minimum tax credits     151                       138
  Other                                43         176            16        243
                                   ------      ------        ------     ------
                                    1,639       1,863         1,440      1,843
                                   ------      ------        ------     ------
Deferred tax liabilities:
    Depreciation                                                           477
    State taxes                                   228                      160
    Other                              82                       109
                                   ------      ------        ------     ------
                                       82         228           109        637
                                   ------      ------        ------     ------
Net deferred tax asset             $1,557      $1,635        $1,331     $1,206
                                   ------      ------        ------     ------
                                   ------      ------        ------     ------

No valuation allowance was necessary at February 1, 1997 or February 3, 1996.

NOTE 6.   LITIGATION

In April 1995, a lawsuit between the Company and The Nature Company was settled. The suit was settled to avoid the burden and expense of further litigation, although both the Company and The Nature Company denied all wrong-doing and did not acknowledge any fault or liability. Accordingly, the Company recorded a charge in the fourth quarter of 1994 of $380,000 which represented the settlement payment, net of insurance recoveries, and other incidental costs.

The Company is involved in other litigation incidental to its business. Management believes that the outcome of such litigation will not have a material adverse effect upon the Company's financial condition.

NOTE 7.  STORE CLOSURE

During the fourth quarter of 1994, the Company recorded a provision of $465,000 as a result of adopting a formal plan to close one of its stores in 1995. The estimated exit costs related to the closure of the store consisted primarily of the write-off of store fixed assets, the write-down of store inventory and payments to cancel lease obligations.

NOTE 8.  SUBSEQUENT EVENT

In March 1997, the Company entered into an asset purchase agreement with a 12 store retail chain to acquire inventory and fixtures and to assume certain retail facility leases. The purchase price is $500,000 plus up to $100,000 of reasonable legal costs and expenses. The purchase price is contingent upon shareholder approval by the 12 store chain.

NOTE 9.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 1996 and 1995 is as follows:

Fiscal Year 1996                                         Quarter Ended
----------------------------------------------------------------------------------------
                                 May 4, 1996   Aug. 3, 1996  Nov. 2, 1996   Feb. 1, 1997
                                 -----------   ------------  ------------   ------------
(In thousands, except per share amounts)
Net sales                          $21,919        $25,954        $22,896        $68,004
Gross margin                         5,793          7,605          6,761         26,125
Net earnings (loss)                 (2,212)        (1,285)        (1,920)         8,318
Net earnings (loss) per share        $(.28)         $(.16)         $(.24)         $1.02


Fiscal Year 1995                                         Quarter Ended
--------------------------------------------------------------------------------------------
                                 April 29, 1995   July 29, 1995  Oct. 28, 1995  Feb. 3, 1996
                                 --------------   -------------  -------------  ------------
(In thousands, except per share amounts)
Net sales                          $20,825            $25,474        $22,649        $69,132
Gross margin                         4,505              7,595          6,298         26,153
Net earnings (loss)                 (3,154)            (1,345)        (1,968)         8,277
Net earnings (loss) per share        $(.41)             $(.17)         $(.25)         $1.06

                                 INDEPENDENT AUDITORS' REPORT

Board of Directors
Natural Wonders, Inc.
Fremont, California

     We have audited the accompanying balance sheets of Natural Wonders, Inc. (the Company) as of February 1, 1997 and February 3, 1996 and the related statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Natural Wonders, Inc. as of February 1, 1997 and February 3, 1996, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touch, LLP

DELOITTE & TOUCHE LLP
San Francisco, California
March 11, 1997