Form 10-K, Exhibit 13
period 1998-01-31
NATURAL WONDERS INC
filed 1998-04-30
CIK 885566

                               SELECTED FINANCIAL DATA

                                                                                     Fiscal Year
                                                           1997           1996          1995           1994           1993
----------------------------------------------------------------------------------------------------------------------------
(In thousands, except operating data and per share amounts)
SUMMARY OF OPERATIONS DATA:
Net sales                                                $149,239       $138,773       $138,080       $136,652    $  119,591
Cost of goods sold and store
    occupancy expenses                                    100,998         92,489         93,529         92,304        76,981
                                                         --------       --------       --------       --------    ----------
Gross margin                                               48,241         46,284         44,551         44,348        42,610
Selling, general and administrative
    expenses                                               45,794         40,894         40,640         38,748        31,636
Distribution center relocation                                                                                           749
Loss from earthquake                                                                                                     753
                                                         --------       --------       --------       --------    ----------
Operating income                                            2,447          5,390          3,911          5,600         9,472
Net interest and other expenses                               276            791            944          2,707         1,731
                                                         --------       --------       --------       --------    ----------
Earnings before income taxes                                2,171          4,599          2,967          2,893         7,741
Income taxes                                                  803          1,698          1,157          1,128         2,829
                                                         --------       --------       --------       --------    ----------
Net earnings                                             $  1,368       $  2,901       $  1,810       $  1,765    $    4,912
                                                         --------       --------       --------       --------    ----------
                                                         --------       --------       --------       --------    ----------
Basic earnings per share*                                $   0.17       $   0.37          $0.23       $   0.24    $     0.67
                                                         --------       --------       --------       --------    ----------
                                                         --------       --------       --------       --------    ----------
Diluted earnings per share*                              $   0.17       $   0.36          $0.23       $   0.23    $     0.63
                                                         --------       --------       --------       --------    ----------
                                                         --------       --------       --------       --------    ----------
Shares used in computing basic
    earnings per share                                      8,005          7,862          7,725          7,458         7,335
Shares used in computing diluted
    earnings per share                                      8,200          8,090          7,819          7,809         7,843

OPERATING DATA:
Number of stores open at end of
    period                                                    171            151            146            145           123
Average net sales per gross square
    foot (52 weeks)                                      $    373       $    380       $    382       $    407    $      438
Average net sales per store (52 weeks)                   $917,000       $932,000       $936,000       $993,000    $1,069,000
Comparable store net sales decrease                          (1.4)%         (0.6)%         (5.7)%         (5.0)%        (4.0)%

BALANCE SHEET DATA AT FISCAL YEAR END:

Working capital                                          $ 29,681       $ 33,495       $ 31,252       $ 30,630    $   26,875
Total assets                                               79,337         78,344         77,964         82,440        74,979
Long-term obligations                                       1,144          3,377          6,972         12,717         7,952
Stockholders' equity                                       55,802         54,156         50,658         48,659        46,577


* Basic and diluted EPS amounts have been calculated in accordance with SFAS No. 128, accordingly all previously reported amounts have been restated.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                              Fiscal Year
                                                 -----------------------------------
(Percentage of net sales)                         1997            1996          1995
                                                 -----------------------------------
Net sales                                        100.0%          100.0%        100.0%
Cost of goods sold and store occupancy expenses   67.7            66.6          67.7
Gross margin                                      32.3            33.4          32.3
Selling, general and administrative expenses      30.7            29.5          29.4
Operating income                                   1.6             3.9           2.8
Net interest and other expenses                    0.2             0.6           0.7
Income taxes                                       0.5             1.2           0.8
Net earnings                                       0.9%            2.1%          1.3%

Number of stores open at end of period             171             151           146

RESULTS OF OPERATIONS

GENERAL

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1997, 1996 and 1995 ended January 31, 1998, February 1, 1997, and February 3, 1996, respectively. Fiscal 1997 and 1996 were 52 weeks, and fiscal 1995 was 53 weeks. All references to years, unless otherwise specified, are intended to refer to the Company's fiscal year.

     At the end of 1997, the Company operated 171 stores in 36 states compared to 151 stores in 36 states at the end of 1996 and 146 stores in 36 states at the end of 1995. In 1997, 9 new stores were opened and 2 stores were closed, in 1996, 5 new stores were opened and, in 1995, 3 new stores were opened and 2 were closed. On May 22, 1997, the Company acquired 12 locations through the acquisition of substantially all of the operating assets of What A World!, Inc. Ten of the stores are in Florida, one store is in New York, and one store is in New Jersey. In addition, in 1997, 12 stores with temporary locations were opened during the holiday season compared to 1 store in 1996 and no stores in 1995. At the end of 1997, one temporary location remained opened and will be moved to a permanent location in 1998.

SALES

     Sales increased 7.5% to $149,239,000 in 1997 from $138,773,000 in 1996.
The increase of $10,466,000 was due primarily to the 12 stores acquired from What A World!, Inc., and to new stores and stores in temporary locations, partially offset by a decrease in comparable store sales. The 12 stores acquired from What A World!, Inc., accounted for $6,328,000 of the increase, new stores accounted for $2,895,000 of the increase, the stores in temporary locations accounted for $1,573,000 of the increase, the full year of sales from new stores opened in 1996 accounted for $1,531,000 of the increase, and the decrease in comparable store sales partially offset the increases by $1,861,000.

     Comparable store sales in 1997 decreased 1.4% as compared to 1996. The decrease was due primarily to a decrease in demand in two key product categories in the Kids and Discovery area. Although overall comparable store sales decreased, many of the Company's stores and geographic areas experienced positive comparable store sales. The largest decreases occurred primarily in the Chicago and Ohio districts, which comprised 87% of the comparable store decrease. The average dollar amount per sales ticket slightly decreased in 1997.

     Sales increased 1.5% to $138,773,000 in 1996 from $136,732,000 in 1995 for the comparable 52-week period in 1995 (excluding the first week in fiscal 1995, which was a 53-week year). Including the 53rd week in 1995, sales increased 0.5% in 1996 from $138,080,000 in 1995.

     The increase for the comparable 52-week periods of $2,041,000 in 1996 was due primarily to new stores (net of two stores closed), and one temporary store, partially offset by a slight decrease in comparable store sales. The new stores (net of two stores closed), and temporary store opened in 1996 accounted for $1,919,000 of the increase, the full year of sales from new stores opened in 1995 accounted for $958,000 of the increase, and the comparable store sales decrease partially offset the increases by $836,000.

     Comparable store sales in 1996 decreased 0.6% as compared to 1995 based on a 52-week year. Although comparable store sales slightly decreased, many of the Company's geographic areas experienced positive comparable store sales, primarily in the western states. Also, in 1996, there were five fewer shopping days between Thanksgiving and Christmas. This period is especially critical for a seasonal gift retailer such as the Company. The average dollar amount per sales ticket increased modestly in 1996.

COST OF GOODS SOLD AND STORE OCCUPANCY EXPENSES

     Cost of goods sold and store occupancy expenses include distribution center costs and other expenses associated with acquiring inventory. These costs increased as a percentage of sales to 67.7% in 1997 from 66.6% in 1996 primarily due to store occupancy costs which increased as a percentage of sales due to increased occupancy costs in new and acquired stores as well as to the decrease in comparable store sales.

     In 1996, cost of goods sold and store occupancy expenses decreased as a percentage of sales to 66.6% in 1996 from 67.7% in 1995. The decrease was primarily due to higher product mark-up attributable to both mix of product and lower costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative (SG&A) expenses, which are primarily non-occupancy store expenses and corporate overhead, increased as a percentage of sales to 30.7% in 1997 from 29.5% in 1996. The increase was primarily due to store payroll costs, which could not be fully leveraged with the decrease in comparable store sales, and to a charge for salary continuation associated with the resignation of certain executives. Expenses also increased due to the write-off of certain fixed assets and to costs associated with the closing of stores. Additionally, costs in 1996 as a percentage of sales were higher than in 1997, due to an accrual for incentive compensation based on the achievement of certain earnings targets.

     In 1996, SG&A expenses remained relatively flat as a percentage of sales at 29.5% in 1996 compared to 29.4% in 1995. Corporate overhead slightly increased as a percentage of sales due to charges for incentive compensation, which are based on achievement of certain earnings targets. Excluding these charges, SG&A would have slightly decreased as a percentage of sales.

OPERATING INCOME

     As a result of the foregoing, operating income decreased to $2,447,000, or 1.6% of sales in 1997, from $5,390,000, or 3.9% of sales in 1996, and decreased from $3,911,000, or 2.8% of sales in 1995.

NET INTEREST AND OTHER EXPENSES

     Net interest and other expenses decreased to $276,000 or 0.2% of sales in 1997 from $791,000 or 0.6% of sales in 1996 and $944,000 or 0.7% of sales in 1995. The decrease in 1997 from 1996 and in 1996 from 1995 was primarily due to a decline in interest expense as a result of reduced average borrowings.

INCOME TAXES

     The effective tax rate in 1997 was 37.0% compared to 36.9% in 1996. No valuation allowance was necessary to offset the deferred tax asset at the end of 1997, 1996 or 1995 due to the Company's history of earnings.

NET EARNINGS

     As a result of the foregoing, net earnings decreased to $1,368,000 or 0.9% of sales in 1997 from $2,901,000 or 2.1% of sales in 1996, whereas in 1996 net earnings increased from $1,810,000 or 1.3% of sales in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of capital in recent years has been net cash flow from operations. Seasonal working capital requirements have been met primarily through short-term bank borrowings.

     At fiscal year-end 1997 cash and investments were $19,751,000 in comparison to $25,567,000 at year-end 1996. The decrease was primarily due to the Company's investment in a new computer hardware and software system and to the continued strategy of reducing average borrowings. In addition, cash was used for construction costs and fixtures for new stores, remodeling of existing stores, and the acquisition of What a World!, Inc. which had a total purchase price, including acquisition costs, of $738,000.

     In 1998, the Company plans to open approximately 9 new stores and, during the holiday season, approximately 20 temporary locations. The Company anticipates that cash in 1998 will primarily be used for capital expenditures and merchandise inventory for new stores and temporary locations, a new point of sale system for the stores, repayment of debt, and to purchase inventory for the Company's existing stores, particularly prior to and during the peak holiday selling season. Additionally, the Board of Directors of the Company has authorized the repurchase of up to $2,000,000 of Natural Wonders outstanding common stock through September 1998. As of March 13, 1998, the Company has repurchased 24,600 shares of Natural Wonders common stock for a total of $119,925.


     The Company has conducted a review of its computer systems to identify those areas that could be affected by the Year 2000 issue. The Company presently believes, with the new merchandise and financial information system placed in service in February 1998, the Year 2000 will not pose significant operational problems. The Company also believes that customers are not likely to be affected by the Year 2000 issue. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems. The Company will utilize both internal and external resources to reprogram, or replace, and test the software for the Year 2000 modifications.
 The Company does not expect expenditures related to the Year 2000 issue to be material and as such, costs associated with Year 2000 are not expected to have a significant impact on the Company's results of operations, liquidity, or capital resources.

     The Company has a credit facility agreement with a commercial bank, which includes a revolving line of credit in the amount of $12,000,000 which expires on June 1, 1998. The line of credit is also available for the issuance of commercial and standby letters of credit up to $9,500,000 and $500,000, respectively. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5%, the bank's reference rate or a rate as quoted by the bank at the time of borrowing. In addition, the Company entered into a second credit facility agreement with another commercial bank, which includes a revolving line of credit for $3,000,000 which expires on June 30, 1998. Commercial and standby letters of credit are also available up to $3,000,000. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5% or at a rate equal to the bank's prime rate. Both agreements contain restrictive covenants, which include achieving quarterly earnings/loss targets, maintaining certain financial ratios, and requiring bank consent for the payment of dividends. At fiscal year-end 1997, the Company did not meet certain of these covenants and had received waivers of such non-compliance from both banks. The Company believes it will be able to renew or replace such credit facilities on substantially similar terms.

     The Company believes that current cash and short-term investments together with its cash flow from operations, term debt and funds available under its credit facilities will be sufficient to fund the Company's operations for the next 12 months.

     In January 1998, a lawsuit was filed against the Company. The complaint alleges that certain products sold by the Company infringe two patents of the plaintiff and seeks injunctive relief, unspecified damages, and enhanced damages and attorneys fees. The case is currently in the early stages of evaluation and the Company's attorneys have not yet formed an opinion as to either the likelihood of the outcome or the amount of damages, if any. It is the opinion of management that the ultimate resolution of the above matter will not have a material adverse effect on the Company's financial condition taken as a whole.

INFLATION AND SEASONALITY

     The Company does not believe that its operations have been materially affected by inflation during recent years. However, there is no assurance that its business will not be affected by inflation in the future.

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

FUTURE RESULTS

     This report contains forward looking statements regarding, among other matters, the Company's future strategy, store opening plans, merchandising strategy and growth. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements address matters, which are subject to a number of risks and uncertainties. In addition to the general risks associated with the operation of specialty retail stores in a highly competitive environment, the success of the Company will depend on a variety of factors. The success of the Company's operations depends upon a number of factors relating to consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. The Company's continued growth also depends upon the demand for its products, which in turn is dependent upon various factors, such as the introduction and acceptance of new products and the continued popularity of existing products, as well as the timely supply of all merchandise. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

                              NATURAL WONDERS, INC.
                             STATEMENTS OF EARNINGS
                              (In thousands, except
                                per share amounts)

                                                                      FISCAL YEAR
                                                       ---------------------------------------
                                                          1997            1996          1995
                                                       ---------------------------------------
Net sales                                              $ 149,239       $ 138,773     $ 138,080
Cost of goods sold and store occupancy expenses          100,998          92,489        93,529
                                                       ---------       ---------     ---------
          Gross margin                                    48,241          46,284        44,551
Selling, general and administrative expenses              45,794          40,894        40,640
                                                       ---------       ---------     ---------
          Operating income                                 2,447           5,390         3,911

Interest expense                                             625             951         1,445
Other expenses                                               450             550           553
Interest and other income                                   (799)           (710)       (1,054)
                                                       ---------       ---------     ---------
          Earnings before income taxes                     2,171           4,599         2,967
Income taxes                                                 803           1,698         1,157
                                                       ---------       ---------     ---------
          Net earnings                                 $   1,368       $   2,901     $   1,810
                                                       ---------       ---------     ---------
                                                       ---------       ---------     ---------

Net earnings per common share:
          Basic                                        $    0.17       $    0.37     $    0.23
          Diluted                                      $    0.17       $    0.36     $    0.23

Weighted average common shares outstanding:
          Basic                                            8,005           7,862         7,725
          Diluted                                          8,200           8,090         7,819

                           See notes to financial statements

                                   NATURAL WONDERS, INC.
                                      BALANCE SHEETS
                            (In thousands, except share data)

                                                           January 31,     February 1,
                                                             1998            1997
                                                           ---------------------------
ASSETS

Current Assets:
          Cash and cash equivalents                          $ 6,351         $ 7,667
          Short-term investments                              13,400          17,900
          Merchandise inventories                             23,184          20,529
          Prepaid expenses and other current assets            3,141           2,630
          Deferred taxes                                       2,191           1,557
                                                             -------         -------
                    Total current assets                      48,267          50,283
Property and Equipment:
          Leasehold improvements                              28,818          25,490
          Property and equipment under capital lease           4,993          13,181
          Furniture, fixtures and equipment                   27,232          13,937
                                                             -------         -------
                                                              61,043          52,608
          Less accumulated depreciation and amortization     (32,200)        (26,329)
                                                             -------         -------
                                                              28,843          26,279
Deferred Taxes                                                 2,080           1,635
Other Assets                                                     147             147
                                                             -------         -------
Total Assets                                                 $79,337        $ 78,344
                                                             -------         -------
                                                             -------         -------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
          Trade accounts payable                             $ 7,997         $ 5,175
          Accrued compensation and related costs               2,825           2,523
          Accrued liabilities                                  3,636           2,798
          Income taxes payable                                 1,857           2,044
          Current portion of capital lease obligations           866           1,789
          Current portion of long-term debt                    1,405           2,459
                                                             -------         -------
                    Total current liabilities                 18,586          16,788
Capital Lease Obligations                                        461           1,327
Long-term Debt                                                   683           2,050
Deferred Rent                                                  3,805           4,023
Commitments and Contingencies (Note 5)
Stockholders' Equity:
          Preferred stock, par value $.0001; authorized
          1,000,000 shares; none issued
          Common stock, par value $.0001; authorized
          17,000,000 shares; issued and outstanding
          8,072,109 and 7,986,846 shares                           1               1
          Capital in excess of par value                      34,528          34,250
          Retained earnings                                   21,273          19,905
                                                             -------         -------
                    Total stockholders' equity                55,802          54,156
                                                             -------         -------
Total Liabilities and Stockholders' Equity                   $79,337        $ 78,344
                                                             -------         -------
                                                             -------         -------

                        See notes to financial statements.

                              NATURAL WONDERS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                Fiscal Year
                                                     -----------------------------------
                                                       1997         1996          1995
                                                     -----------------------------------
Cash Flows From Operating Activities:
  Net earnings                                       $  1,368       $  2,901    $  1,810
       Adjustments to reconcile net earnings to net
       cash provided by operating activities:
       Depreciation and amortization                    6,174          6,047       6,008
       Loss on disposal and write-down of assets           48                         15
       Deferred taxes                                  (1,079)          (655)        570
       Changes in operating assets and liabilities,
       net of effect of acquisition:
            Merchandise inventories                    (2,341)        (1,313)      1,843
            Prepaid expenses and other assets            (511)            36      (1,374)
            Trade accounts payable                      2,822           (799)        959
            Accrued compensation and related costs        302            160         450
            Accrued liabilities                           838            507        (431)
            Income taxes payable                         (187)         1,270      (1,766)
            Deferred rent                                (218)            69         355
            Tax benefit from exercise of stock
               options and warrants                        27             53           6
                                                     --------       --------    --------
Net cash provided by operating activities               7,243          8,276       8,445

Cash Flows From Financing Activities:
  Principal payments on capital lease obligations      (1,789)        (2,218)     (2,333)
  Principal payments on long-term debt                 (2,421)        (2,107)     (3,709)
  Short-term borrowings on bank line of credit         33,900          6,400       1,000
  Payments on bank line of credit                     (33,900)        (6,400)     (1,000)
  Exercise of stock options and warrants                  167            480         125
  Net proceeds from sale of common stock                   84             64          58
                                                     --------       --------    --------
Net cash used in financing activities                  (3,959)        (3,781)     (5,859)

Cash Flows From Investing Activities:
  Purchases of short-term investments                 (18,100)       (31,350)    (29,763)
  Sales of short-term investments                      22,600         31,545      28,968
  Purchases of property and equipment                  (8,362)        (3,375)     (1,829)
  Business acquisition                                   (738)
                                                     --------       --------    --------
Net cash used in investing activities                  (4,600)        (3,180)     (2,624)
                                                     --------       --------    --------
Net Increase (Decrease) in Cash and Cash
Equivalents                                            (1,316)         1,315         (38)

Cash and Cash Equivalents:
  Beginning of year                                     7,667          6,352       6,390
                                                     --------       --------    --------
  End of year                                        $  6,351       $  7,667    $  6,352
                                                     --------       --------    --------
                                                     --------       --------    --------
Supplemental Information
Cash paid during year:
  Interest                                           $    614       $    952    $  1,521
  Income taxes                                       $  2,083       $  1,027    $  2,299

                             See notes to financial statements.

                                   NATURAL WONDERS, INC.
                            STATEMENTS OF STOCKHOLDERS' EQUITY
                             (In thousands, except share data)

                                                Common Stock           Capital in                     Total
                                            ------------------------   Excess of      Retained     Stockholders'
                                               Shares        Amount    Par Value      Earnings        Equity
                                            --------------------------------------------------------------------
Balance, January 28, 1995                    7,523,459         $1        $33,464       $15,194        $48,659
    Exercise of stock options                  240,667                       125                          125
    Tax benefit from exercise of stock
        options                                                                6                            6
    Employee stock purchase plan                23,734                        58                           58
    Net earnings                                                                         1,810          1,810
                                             ---------       -------     -------       -------        -------
Balance, February 3, 1996                    7,787,860          1         33,653        17,004         50,658
    Exercise of stock options and
        warrants                               177,997                       480                          480
    Tax benefit from exercise of stock
        options and warrants                                                  53                           53
    Employee stock purchase plan                20,989                        64                           64
    Net earnings                                                                         2,901          2,901
                                             ---------       -------     -------       -------        -------
Balance, February 1, 1997                    7,986,846          1         34,250        19,905         54,156
    Exercise of stock options                   60,692                       167                          167
    Tax benefit from exercise of stock
        options                                                               27                           27
    Employee stock purchase plan                24,571                        84                           84
    Net earnings                                                                         1,368          1,368
                                             ---------       -------     -------       -------        -------
Balance, January 31, 1998                    8,072,109         $1        $34,528       $21,273        $55,802
                                             ---------       -------     -------       -------        -------
                                             ---------       -------     -------       -------        -------

                         See notes to financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS Natural Wonders (the Company) is a specialty retailer, which operates 171 stores, primarily in mall locations, in 36 states. The Company's products are inspired by the wonders of science and nature, and include telescopes, minerals, gardening and outdoor products, educational toys and games and apparel.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1997, 1996 and 1995 ended January 31, 1998, February 1, 1997, and February 3, 1996, respectively. Fiscal 1997 and 1996 were 52 weeks and fiscal 1995 was 53 weeks.

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

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS Short-term investments consist of highly liquid investments with an original maturity greater than three months. The Company's short-term investments consist primarily of debt securities, which have been classified as available for sale and are carried at fair value, which approximates cost. The Company's policy is to invest cash in excess of immediate operating and expansion needs in investment grade, highly liquid income producing investments. Investments in the instruments of a single entity are limited to the lesser of $5,000,000 or 20% of the market value of the portfolio.

The amortized cost and fair value of available-for-sale municipal money market securities as of January 31, 1998 and February 1, 1997 were $13,400,000 and $17,900,000, respectively. There were no gross unrealized gains or losses. All available-for-sale investment securities at January 31, 1998 are due after five years. Proceeds from the sale of securities available for sale during 1997 and 1996 were $22,600,000 and $31,545,000, respectively. No gains or losses were realized on these sales.

MERCHANDISE INVENTORIES Merchandise inventories are stated at lower of average cost or market. Merchandise inventory includes expenses associated with the acquisition and distribution of inventory.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets, which range from 3 to 11 years.

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

EARNINGS PER SHARE The Company adopted SFAS No. 128, "Earnings Per Share," for the year ended January 31, 1998. As required by this statement, all prior periods presented have been restated in accordance with the provisions of SFAS No. 128. Basic earnings per share is calculated based upon the weighted average number of common shares outstanding, excluding common share equivalents, during the period. Diluted earnings per share is calculated based upon the weighted average number of shares outstanding plus common share equivalents during the period.

The following is a reconciliation of the Company's basic and diluted net income per share computations:

(Shares in thousands)
                                                             Fiscal Year
                                      ---------------------------------------------------------
                                            1997                 1996               1995
                                      -----------------    ----------------    ----------------
                                                  Per                 Per                 Per
                                                 Share               Share               Share
                                      Shares     Amount    Shares    Amount    Shares    Amount
                                      -----------------    ----------------    ----------------
Basic EPS                              8,005      $0.17     7,862     $0.37     7,725     $0.23
Effect of dilutive stock options         195                  228     (0.01)       94
                                      -----------------    ----------------    ----------------
Diluted EPS                            8,200      $0.17     8,090     $0.36     7,819     $0.23
                                      -----------------    ----------------    ----------------
                                      -----------------    ----------------    ----------------

The following options were not included in the computation of diluted EPS because such options' exercise price was greater than the average market price of the common shares:

                                                             Fiscal Year
                                         -----------------------------------------------------
                                             1997               1996                1995
                                         --------------    ---------------     ---------------
Options to purchase shares of
common stock                                 213,000           220,000             298,000
                                         --------------    ---------------     ---------------
Exercise prices                          $5.13 - $15.25     $4.94 - $15.25      $4.00 - $15.25
                                         --------------    ---------------     ---------------
Expiration dates                            June 2003 -        June 2003 -      January 1997 -
                                          November 2007       January 2007       November 2005
                                         --------------    ---------------     ---------------


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

REPORTING COMPREHENSIVE INCOME  The Company is required to adopt SFAS No.
130, "Reporting Comprehensive Income", in 1998. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The Company does not expect such adoption to have a significant impact on its financial statements.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION The Company is required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", in 1998. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic area, and major customers. The Company does not expect such adoption to have a significant impact on its financial statements.

NOTE 2:  BANK FINANCING AND LONG-TERM DEBT

BANK FINANCING

The Company has a credit facility with a commercial bank, which includes a revolving line of credit for $12,000,000 which expires on June 1, 1998. The line of credit is also available for the issuance of commercial and standby letters of credit up to $9,500,000 and $500,000, respectively. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5%, the bank's reference rate or a rate as quoted by the bank at the time of borrowing. In addition, the Company has a second credit facility agreement with another commercial bank which includes a revolving line of credit for $3,000,000 which expires on June 30, 1998. Commercial and standby letters of credit are also available up to $3,000,000. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5% or at a rate equal to the bank's prime rate. There are no outstanding borrowings as of January 31, 1998. Both agreements contain restrictive covenants, which include achieving quarterly earnings/loss targets, maintaining certain financial ratios and requiring bank consent for the payment of dividends.
The Company was not in compliance with certain debt covenants as of January 31, 1998. Waivers of such non-compliance have been obtained from both banks. The Company believes it will be able to renew or replace such credit facilities on substantially similar terms.

Outstanding commercial and standby letters of credit as of January 31, 1998 and February 1, 1997 approximated $984,000 and $794,000, respectively.

LONG-TERM DEBT   Long-term debt consisted of the following:
(in thousands)

                                                                             Fiscal Year
                                                                            1997      1996
                                                                          ------    ------
Term bank loan, due in semi-annual installments of $349
   through February 1999, interest at 7.4% as of January 31, 1998         $1,035    $1,724

Term bank loan, due in semi-annual installments of $500
   through February 1997                                                               500

Notes payable, due in monthly installments of $129 through
December 2000, interest at 8.7% to 11.0%                                   1,053     2,285
                                                                          ------    ------
Total long-term debt, including current portion                            2,088     4,509
Less current portion                                                       1,405     2,459
                                                                          ------    ------
Total long-term debt                                                        $683    $2,050
                                                                          ------    ------
                                                                          ------    ------


     Future maturities of long-term debt outstanding as of year-end 1997, are
as follows (in thousands) :   1998 - $1,405; 1999 - $671; 2000 - $12.

The Company was not in compliance with certain debt covenants as of January 31, 1998. Waivers of such non-compliance have been obtained from both banks.

NOTE 3.   STOCKHOLDERS' EQUITY AND BENEFIT PLAN

STOCK OPTION PLANS

The Company has stock option plans, which allow for the granting of incentive and non-qualified stock options to employees and non-employee directors. There are 2,150,000 shares of common stock authorized for issuance under the plan. Stock options generally are granted at prices equal to the fair market value on the date of grant, vest over a period of three to five years, and expire in ten years.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net earnings and net earnings per share had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: five year expected life from date of grant; stock volatility, 64.5% in 1997, 1996 and in 1995; risk-free interest rates, 6.2% in 1997, 5.9% in 1996, and 6.7% in 1995; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1997, 1996 and 1995 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings and net earnings per share would have been $1.2 million (basic: $0.15 per share; diluted: $0.14 per share) in fiscal 1997, $2.7 million (basic: $0.35 per share; diluted: $0.34 per share) in fiscal 1996, and $1.8 million (basic and diluted:
$0.23 per share) in fiscal 1995.

Option activity under the plans is as follows:


                                                                                Weighted
                                                             Options            Average
                                                           Outstanding       Exercise Price
                                                           -----------       --------------
Outstanding, January 28, 1995 (461,305 exercisable at
 a  weighted average price of $2.65)                          732,995             $4.34
  Granted (weighted average fair value $1.91)                 224,660              3.17
  Canceled                                                   (126,281)             5.63
  Exercised                                                  (240,667)             0.52
                                                           ----------            ------
Outstanding, February 3, 1996 (280,007 exercisable at
a weighted average price of $5.54)                            590,707              5.17
  Granted (weighted average fair value $2.13)                 415,510              3.57
  Canceled                                                   (109,378)             7.53
  Exercised                                                  (174,155)             2.64
                                                           ----------            ------
Outstanding, February 1, 1997 (164,412 exercisable at
a weighted average price of $7.33)                            722,684              4.54
  Granted (weighted average fair value $3.09)                 328,400              5.17
  Canceled                                                   (266,217)             4.90
  Exercised                                                   (60,692)             2.79
                                                           ----------            ------
Outstanding, January 31, 1998 (253,520 exercisable at a
weighted average price of $5.41)                              724,175             $4.83
                                                           ----------            ------
                                                           ----------            ------

There were 472,670 shares available for grant under the plan.

The following table summarizes additional information about stock options at January 31, 1998:


               Options Outstanding                              Options Exercisable
--------------------------------------------------------      ------------------------
                                  Weighted      Weighted                       Weighted
                                  Average       Average                        Average
  Range of         Number         Remaining     Exercise       Number         Exercise
Exercise Prices  Outstanding     Life (Yrs)      Price        Exercisable       Price
--------------   -----------     ----------    ---------      -----------     --------
$2.31 - $3.00    223,271           7.77          $2.59         97,665          $2.65
$3.06 - $4.88    224,672           8.68           4.45         36,610           4.31
$5.00 - $7.53    227,032           8.36           6.11         70,205           6.03
$9.44 - $15.25    49,200           5.56          10.86         49,040          10.86
--------------   -------           ----          -----        -------          -----
$2.31 - $15.25   724,175           8.09          $4.83        253,520          $5.41
--------------   -------           ----          -----        -------          -----
--------------   -------           ----          -----        -------          -----


STOCK PURCHASE PLAN

The Company's employee stock purchase plan enables eligible employees to purchase Natural Wonders' common stock at 85% of the average market price on the first or the last day of each six month purchase period, whichever is lower. Employees may authorize periodic payroll deductions of up to 10% of eligible compensation for common stock purchases, up to a maximum amount of 750 shares per six-month period. The total number of shares, which may be issued under the plan, is 300,000. As of January 31, 1998, 142,195 shares have been issued.


WARRANTS

No warrants were exercised during fiscal 1997 or 1995. Warrants for the purchase of 3,842 shares of common stock were exercised in 1996 at an exercise price of $4.485 per share. As of January 31, 1998, no warrants were outstanding.

BENEFIT PLAN

The Company has available a defined contribution plan. Eligible employees may contribute 1% to 10% of their compensation and the Company matches 50% of such employee contributions up to $250 per year. Total Company contributions to the plan were approximately $61,000, $64,000, and $53,000 in 1997, 1996, and 1995,
respectively.


STOCK REPURCHASE PROGRAM

In fiscal 1997 the Board of Directors of the Company authorized the repurchase of up to $2,000,000 of the Company's outstanding common stock. Beginning in February 1998, the Company began repurchasing stock and as of March 13, 1998 had purchased 24,600 shares for a total of $119,925.

NOTE 4.   INCOME TAXES

The provision for income taxes consists of the following:
(in thousands)

                                                        Fiscal Year
                                           ------------------------------------
                                             1997            1996          1995
                                           ------------------------------------
Current:
    Federal                                $1,451          $1,761          $326
    State                                     431             592           261
                                           ------          ------        ------
                                            1,882           2,353           587
Deferred                                   (1,079)           (655)          570
                                           ------          ------        ------
Total                                        $803          $1,698        $1,157
                                           ------          ------        ------
                                           ------          ------        ------

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

                                                      Fiscal Year
                                           ------------------------------------
                                             1997            1996          1995
                                           ------------------------------------
Statutory rate                              34.0%           34.0%         34.0%
State income taxes, net of federal income
  tax benefit                                 6.5             6.0           6.4
Non taxable interest                         (5.3)           (2.7)         (5.4)
Other                                         1.8            (0.4)          4.0
                                           ------          ------        ------
Effective tax rate                          37.0%           36.9%         39.0%
                                           ------          ------        ------
                                           ------          ------        ------

The components of the net deferred tax asset at year-end are as follows:
(in thousands)

                                                                   Fiscal Year
                                                 ----------------------------------------------------
                                                          1997                      1996
                                                 -----------------------    -------------------------
                                                 Current     Non-Current     Current      Non-Current
                                                 ----------------------------------------------------
Deferred tax assets:
    Deferred rent                                               $1,552                        $1,687
    Merchandise Inventories                        $887                         $652
    Accrued employee benefits                       562                          538
    Miscellaneous accruals                          572                          255
    Depreciation                                                   768
    Alternative minimum tax credits and other       236             32           194             176
                                                 ------         ------        ------          ------
                                                  2,257          2,352         1,639           1,863
                                                 ------         ------        ------          ------

Deferred tax liabilities:
    State taxes and other                            66            272            82             228
                                                 ------         ------        ------          ------
Net deferred tax asset                           $2,191         $2,080        $1,557          $1,635
                                                 ------         ------        ------          ------
                                                 ------         ------        ------          ------


No valuation allowance was necessary at January 31, 1998 or February 1, 1997.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases its office, distribution and retail facilities under operating leases expiring at dates from 1998 to 2008. Certain of the leases include renewal provisions at the Company's option. The Company also subleases space at various locations with both month-to-month and noncancellable sublease agreements.

The Company leases fixtures and equipment under capital equipment leases. Interest rates range from approximately 7.5% to 15.9%. Some of the leases are subject to fair market value buyout at the end of the initial lease term.

The aggregate minimum annual rental payments and sublease income under noncancellable leases in effect at January 31, 1998 are as follows:


(In thousands)

Fiscal year:                                    Capital      Operating       Sublease      Net Lease
                                                 Lease         Lease          Income     Commitments
                                               ------------------------------------------------------
1998                                            $1,000        $14,429           $158        $15,271
1999                                               433         13,985             59         14,359
2000                                                           12,963                        12,963
2001                                                           12,195                        12,195
2002                                                           10,402                        10,402
Thereafter                                                     24,999                        24,999
                                                ------        -------           ----        -------
Total minimum lease commitments                  1,433        $88,973           $217        $90,189
                                                              -------           ----        -------
                                                              -------           ----        -------

Less amounts representing interest                 106
                                                ------
Present value of capital lease obligation        1,327
Less current portion                               866
                                                ------
Long-term capital lease obligations               $461
                                                ------
                                                ------

All of the leases for the Company's retail stores contain clauses, which provide for additional rent if sales exceed predetermined levels. The components of rent expense for 1997, 1996 and 1995 were as follows (in thousands):

                                  1997           1996           1995
---------------------------------------------------------------------
Minimum and deferred rent      $ 13,800       $ 12,389       $ 12,168
Percentage rent                $     80       $    101       $     98
Sublease income                $     99

Accumulated amortization of property under capital leases as of January 31, 1998 and February 1, 1997 was $2,768,000 and $8,418,000, respectively.
During 1997 a number of capital leases expired, the related equipment was purchased and the balances reclassified to equipment.

PURCHASE COMMITMENTS

The Company had purchase commitments at January 31, 1998 totaling $480,000 for the final payment related to the acquisition of a new computer software and hardware system. This new system, which includes merchandising, distribution and financial systems, was placed into service in February 1998.

LITIGATION

In January 1998, a lawsuit was filed against the Company. The complaint alleges that certain products sold by the Company infringe two patents of the plaintiff and seeks injunctive relief, unspecified damages, and enhanced damages and attorneys fees. The case is currently in the early stages of evaluation and the Company's attorneys have not yet formed an opinion as to either the likelihood of the outcome or the amount of damages, if any. It is the opinion of management that the ultimate resolution of the above matter will not have a material adverse effect on the Company's financial condition taken as a whole.

The Company is involved in other litigation incidental to its business. Management believes that the outcome of such litigation will not have a material adverse effect upon the Company's financial condition taken as a whole.

NOTE 6.  ACQUISITION

On May 22, 1997, the company acquired 12 locations through the acquisition of substantially all the operating assets of What A World! Inc. Inventory and store fixtures were the primary assets acquired and certain retail facility leases were assumed. The total purchase price, including acquisition costs, was $738,000 and was recorded using the purchase method of accounting. The Company had previously operated the 12 store chain under a management agreement from March 10, 1997 until May 22, 1997 and recognized $175,000 of management fees which have been recorded as other income.

NOTE 7.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 1997 and 1996 is as follows:



Fiscal Year 1997                                                    Quarter Ended
-------------------------------------------------------------------------------------------------------------
                                             May 3, 1997    Aug. 2, 1997       Nov. 1, 1997     Jan. 31, 1998
                                             -----------    ------------       ------------     -------------
(In thousands, except per share amounts)

Net sales                                      $22,236        $26,850             $25,199             $74,954
Gross margin                                     5,817          6,691               7,511              28,222
Net earnings (loss)                             (2,099)        (2,327)             (2,189)              7,983
Basic earnings (loss) per share                  $(.26)         $(.29)              $(.27)              $0.99
Diluted earnings (loss) per share                $(.26)         $(.29)              $(.27)              $0.96

Fiscal Year 1996                                                     Quarter Ended
-------------------------------------------------------------------------------------------------------------
                                             May 4, 1996    Aug. 3, 1996       Nov. 2, 1996      Feb. 1, 1997
                                             -----------    ------------       ------------     -------------
(In thousands, except per share amounts)

Net sales                                      $21,919         $25,954            $22,896             $68,004
Gross margin                                     5,793           7,605              6,761              26,125
Net earnings (loss)                             (2,212)         (1,285)            (1,920)              8,318
Basic earnings (loss) per share                  $(.28)          $(.16)             $(.24)              $1.04
Diluted earnings (loss) per share                $(.28)          $(.16)             $(.24)              $1.02

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Natural Wonders, Inc.
Fremont, California

     We have audited the accompanying balance sheets of Natural Wonders, Inc. (the Company) as of January 31, 1998 and February 1, 1997 and the related statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Natural Wonders, Inc. as of January 31, 1998 and February 1, 1997, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche
San Francisco, California
March 13, 1998

MARKET INFORMATION AND DIVIDEND POLICY

     Natural Wonders, Inc. common stock trades on the NASDAQ Stock Market under the symbol NATW. Market price for the Company's stock for fiscal 1997 and 1996, is as follows:

1997              High       Low
                  -----     -----
First Quarter     5 3/8     3 3/4
Second Quarter    4 5/8     3 3/4
Third Quarter     7 5/8     3 3/4
Fourth Quarter    7 13/16   4 1/8

1996              High       Low
                  -----     -----
First Quarter     5 1/8     2 1/4
Second Quarter    7 1/4     4 5/8
Third Quarter     6 7/8     4 5/8
Fourth Quarter    5 7/8     3 7/8

     As of March 31, 1998, there were approximately 300 stockholders of record and 1,500 beneficial stockholders. The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future.