Form 10-K405, Exhibit 13
period 1999-01-30
NATURAL WONDERS INC
filed 1999-04-30
CIK 885566

                                                                    Exhibit 13.1


TO OUR SHAREHOLDERS

1998 was a difficult year for Natural Wonders. The Company failed to achieve its performance goals. This cannot and will not continue. I assure you that I have taken actions to reverse the negative trend of recent years and to create a program to reinvigorate the Company and its performance. I call it-. "Recapturing the Wonder."

The transition that brought my fellow management team and me to Natural Wonders came near the end of the fiscal year. At that time, the Company was severely stressed. Most of the executive management had turned over and many key positions were vacant. The multi-year comparable store sales decline continued unabated with the key holiday season just ahead. In addition, our new information system was experiencing the difficulties inherent in its first year of operation. Most importantly, the previous merchandise direction and assortment was continuing to fuel the on-going comparable store sales decline.

I accepted the challenge to turn around the business because, as a Board Member, I had already briefly served on an interim basis as Chief Financial Officer and then as acting CEO. I had a keen first-hand knowledge of the strengths and needs of the organization. I knew that with the right management team, improvement could be rapid. I readily accepted the responsibility to lead the process to restore profitability, achieve positive sales increases, and regain the performance and potential that Natural Wonders once enjoyed, albeit several years ago.

MOVING FORWARD WITH CONFIDENCE

I am optimistic, based upon the early results of our efforts, that we have effectively begun the process of "Recapturing the Wonder" and returning Natural Wonders to its historic levels of performance. Several key strategic actions have been taken that contribute to my optimism. We have-.

- an approved operational budget that is not only achievable, but will deliver significant profitability relative to recent years. The budget is based upon a carefully calculated sales plan reflecting the phasing in of our new merchandising approach coupled with significant and already realized operational efficiencies. Early results validate this plan.

- hired a substantial number of experienced and proven merchants with strong credentials in our specific merchandise categories. As many of their new and often exclusive selections arrive in-store, we are seeing a positive response from our customers and look forward to the increased sales that this response will bring in the near future.

- completed the formation of a talented and dedicated Natural Wonders executive and management team. They have demonstrated throughout their careers, with other major organizations, that they can perform the expected leadership role in accomplishing our corporate goals.

RENEWING OUR STRATEGIC FOCUS

Since its founding, Natural Wonders' concept has been to be a dynamic retailer known by its unique and fascinating merchandise inspired by the wonders of science and nature. After a thorough examination of our most recent product assortments, merchandise strategy, target customer, and pricing philosophy, it was clear that the organization had lost its strategic focus. That loss of focus has been a major contributor to comparable store sales declines over the last six years.

Beginning in late 1998, we began to address the elements contributing to this loss of focus and to initiate appropriate action to fine-tune our concept going forward, I am especially grateful to David Folkman, a director of the company, for the leadership he provided to our management team with regard to the development of a sound, imaginative, strategic merchandising plan. The direction we are now pursuing throughout Natural Wonders is firmly based upon this strategic plan. It is our intention to recreate Natural Wonders stores as multi-sensory environments. Our merchants are fully engaged in providing unique and fascinating merchandise and in being first with the best that the market has to offer our target customer. We will be the destination of choice for the moderate to upper moderate income customer, our primary target. Our inviting displays will allow customers to explore the store and will amaze and delight them with our product offerings. Our store employees will serve as a distinct competitive advantage with their product knowledge, helpful attitude and selling skills. This renewed strategic focus is a significant change from our recent past and serves as the foundation for our future success.

ENHANCING VENDOR AND BUSINESS RELATIONSHIPS

Having the "right merchandise" for our target customer is the essence of our philosophy. To that end, we will-.

- build our business by forging strong vendor relationships, particularly with domestic vendors, who will work with us to provide exclusivity or special Natural Wonders labeled products that reinforce our leading market position.

- reaffirm our role as a market-driven leader in the nature and science niche with carefully selected business partners able to deliver the highest quality products within our defined market segment.

- continue to foster strong and enduring relationships with key real estate developers to enhance our value as business partners as we continue to open new stores.

- continue to build brand equity by differentiating Natural Wonders by being first in the marketplace, on an exclusive basis whenever possible, with clearly focused and inviting merchandise.

- continue proprietary product development, although the percentage will decrease slightly. We will supplement this strategy with key vendor alliances as we develop proprietary products in cooperation with our vendor partners.

NEW INITIATIVES, IMPROVED RESULTS

We have completed our first fiscal year utilizing our new merchandising, distribution, and financial information system. We are increasing our experience in its use and are expanding its contribution to our business processes and results. As it is new, it has a high degree of Year 2000 compliance, although we are continuing with a test plan as well as testing all other integrated and operating systems, We will extend our technology upgrade to our retail store point of sale system on a prudent two year timetable.

This past holiday season we opened and successfully operated 27 temporary seasonal stores. Several of these stores are being converted to permanent store locations. We are considering two other sites for permanent stores once a suitable location is available with the mall. The successful temporary store program achieved all of our sales, gross margin, and contribution margin goals and will be continued for the 1999 holiday season.

Our real estate program continues to carefully seek new sites for permanent stores. We plan to open approximately ten new stores during 1999. We will totally remodel designated stores that are renewing their leases, accomplish significant partial remodels, and install new fixturing for a large number of existing stores, as well as continue to identify store sites for future openings. We are pleased with the vast majority of our retail locations, but we intend to close a few locations that have proven to be unsuccessful.

During the spring, we will open an Internet site at www.naturalwonders.com and initiate e-commerce. We are comprehensively developing the site to include store location and product information, company and investor information, and personnel recruiting information for our retail stores, as well as unique consumer gift purchase opportunities. We will expand our merchandise suggestions for key gift-giving occasions and plan to offer personalized gift wrapping and delivery services. The site is being developed with the active cooperation of specialists and will be fully integrated into our retail and merchandising information systems. We intend to advertise our site within selected Internet shopping venues.

In 1998, we achieved substantial operational efficiencies. Selling, general and administrative expenses were reduced by 8.3% from the prior year on a per store basis for stores open during the year. We will realize full year benefits from these initiatives during 1999 and, as sales increase, we will realize substantial net income leverage from these efficiencies.

During the year, we paid off all the Company's debt as well as all capital lease obligations. We also repurchased 243,552 shares of our common stock and expect to continue these stock repurchases, as appropriate. We ended the year with $12,22 1,000 in cash and investment balances and a net book value per share of $6.72.

SHARE OUR VISION

All of the initiatives that I have described are being implemented by our senior executives, who have the experience and expertise to make it happen company-wide. By way of illustration, I asked two of them: Ken Norton and Bill Soncini, each of whom represents an important cornerstone in our foundation, to join me in briefly outlining our philosophies and plans for Natural Wonders. I will provide additional comments on our strategic vision, Ken will discuss his point of view on product selection and assortment, and Bill will comment on connecting with the customer. I know that you will find their comments on the following pages to be both informative and reassuring.

It is my intent that you share in our confidence that "Recapturing the Wonder" will translate into financial success for our company. I am quite certain that we are moving aggressively to fulfill that commitment. I want to thank you, our shareholders, valued customers, business partners, and Natural Wonders staff for your support. I invite you to visit our stores and our website to see the progress we are making in our product assortment and in developing a retail store environment consistent with our strategic focus. I look forward to sharing and celebrating our successes with all of you very soon.

/s/ Peter G. Hanelt
-------------------------
Peter G. Hanelt
Chief Executive Officer &
Chief Financial Officer

April 21,1999

"RECAPTURING THE WONDER": STRATEGIC FOCUS

"NATURAL WONDERS IS NOW CLEARLY FOCUSED ON NATURE, SCIENCE, THE ENVIRONMENT, EDUCATION AND ON OUR TARGET CUSTOMER. "

Peter Hanelt, Chief Executive Officer & Chief Financial Officer

"Our new merchandise strategy requires us to be excellent editors so that customers will be reading important headlines and exciting stories as they pass our windows and shop our stores. The combination of carefully selected product and exciting and informative visual elements in the store is the key to getting our story across to the customer in our malls.

"We will be dominant and compelling in the core categories that define Natural Wonders-. geology, astronomy, garden, fossils, kaleidoscopes, animals, and interactive science and nature products. In spite of the weakness of our merchandise assortments in the past several seasons, whenever we have provided science and nature product of the right quality and taste, customers have responded very well. These customers have continued to traffic our stores in search of interesting merchandise, and I am highly confident that they will return in increasing numbers as the new assortments fill our stores in the coming months.

"Our stores will be merchandised and visually presented to evoke an emotional response in the minds of our customers related to a respect for nature and an appreciation for its beauty. A unique, thoughtful selection of products will stimulate a fascination with science. We will support the new merchandise content with graphics and signage designed to authenticate Natural Wonders as a store that understands the customers' interests in nature and science products for the home and for gifts.

"We are not positioned as a gift store. Rather, we are positioned as a store that features nature and science items that are unique and interesting, for both personal use and gift-giving. This subtle change from our past creates opportunity for greater frequency of shopping by our target customer as they need not wait for a 'gifting' opportunity to shop our stores. The in-store dynamics: merchandise selection, presentation, opportunity to interact with the merchandise and customer service will stimulate frequent shopping visits.

"Our target customer in 1 999 represents a change from that of the past five years. The previous assortments generally appealed to customers that were moderate-to-budget oriented with respect to price, were accustomed to frequent price promotions, shopped in an assortment that emphasized mass market toys for children and toddlers, and categories for teenagers. Now, our target customers are adults 25 and up and children 6 to 14 years old. These comprise moderate to upper moderate income families that place a high value on education, and enjoy middle to upper middle incomes. While not necessarily focused on nature or science as a vocation or avocation, they share an inquisitiveness and enthusiasm for science and nature. They have an appreciation for quality, beauty, and art as expressed in nature. They have curiosity about and an interest in science and nature. This customer seeks quality and tasteful items for personal use and for gift-giving. The proportion of merchandise targeting adults versus children is two-thirds to one-third as opposed to prior years when about half of the items carried had been aimed at children."

"RECAPTURING THE WONDER": DISTINCTIVE MERCHANDISE

"WE LITERALLY CIRCLE THE GLOBE TO BRING OUR CUSTOMERS NEW, UNIQUE, AND EXCITING MERCHANDISE."

Ken Norton, Vice President, General Merchandise Manager

"I have always felt fortunate to have been part of the early growth and development of Natural Wonders. I joined the Company in 1989 as the chief merchant, and was pleased that the Company performed so well for several years. Now, after a six year absence, I am doubly excited to have been given an opportunity to return to Natural Wonders.

"I am very confident that with our new senior management team and with our experienced merchant group we can revitalize our concept by returning to Natural Wonders' roots. I believe strongly in this niche. As a merchant, I love this customer, the product categories, and the markets from which we buy. Nature and science provide us with a never ending opportunity to amaze and educate our customers to the wonders of our universe. Our business is dynamic and fun: for the merchants and for the customers.

"All of the members of our merchandise group have this same passion for this business and it is reflected in all of their activities. We are committed to be focused and dominant in our assortments of new and exciting, tasteful and distinctive merchandise from many parts of the world. 'Me too' and I second best' are simply not in our vocabulary. We know we can win in the marketplace, because we have done it before and because we have a base of loyal Natural Wonders customers upon which to build.

"I have strong relationships with many of the important suppliers in this market and our team of merchants works closely with our vendors to ensure that every product meets our stringent guidelines for quality and ultimate value for the customer. Individual merchandise responsibilities have been restructured to provide maximum accountability and focus to grow each respective business by having a thoroughly knowledgeable professional in each merchandising slot.

'As merchants, we want customers to say: 'Whenever I shop at Natural Wonders, I always find something new and unusual, for myself, my family, or to give as a gift'. We are very encouraged that, in the early stages of refining our assortments, our customers have reacted positively to many of our changes. We expect this response to build as we fill our stores with exciting new merchandise.

"My commitment to our shareholders is that our customers will find nature and science products of good taste and quality as well as good value every time that they shop Natural Wonders. I am confident that our revised strategy will generate strong growth in sales, profits, and increase shareholder value in the coming year."

"RECAPTURING THE WONDER": SUPERIOR SERVICE

"I BELIEVE THAT THE MOST CRITICAL REVENUE-PRODUCING COMPONENT OF ANY GREAT RETAIL ORGANIZATION ID THE QUALITY OF THE PEOPLE IN THE FIELD."

William J. Soncini, Vice President, Operations

"Delivering our vision to customers in a way that ensures that a purchase will be made today and in the future is my ultimate challenge. It is the store associates who make this vision a reality on a daily basis. To meet this challenge, I have recently completed the building of a field team that is among the best in the industry.

"Our district and regional managers oversee the operations of our 180 stores. These district and regional managers are proven winners with demonstrated success in a variety of retail environments. They are results-oriented, sales-driven, and place a high priority on delivering unparalleled customer service.

"Our commitment to superior customer service is evidenced at every level-from sales associate to upper management. Store employees create an engaging, exciting, and interactive shopping experience by demonstrating how products function and encouraging customers to try items for themselves. During these interactions, employees share not only their knowledge, but their appreciation of nature and science, as well. It is this combination of entertainment and learning that creates added value for the customer and generates repeat store visits and more frequent purchases.

"The physical appearance of our stores is equally important to the overall shopping experience. As our stores have matured, we have maintained a schedule of both full and partial remodels as well as ongoing repairs. In 1999, our remodel schedule will ensure that our standards of presentation and Natural Wonders brand identity are enhanced. During the fall of 1 998, we tested a new concept for store layout and fixtures in two stores. We will incorporate the most successful aspects of this test in both new and existing stores. Our prototype store continues to be mall-based and generally is from 2200-2600 square feet in size. This concept offers the best access to our target customer and allows us to maximize our profits.

"While 1998 was unacceptable in comparable store sales results, the field organization made significant contributions to the Company's bottom line. On a per store basis, we reduced our operating costs and continued to refine our operational model.

"My goal for 1999 is to maintain expense savings while generating sales increases. In addition to our quality team, I am adding new field positions to create even closer store level supervision and accountability. We will be continually upgrading employee performance through individualized training and development programs, bonus plans that recognize and reward sales increases, and increased product knowledge. We will attract highly qualified and motivated new employees by offering challenging opportunities and providing financial rewards for successful performance. I am confident in our ability to remain results-oriented, improve efficiency, and achieve success in the new fiscal year."

                             SELECTED FINANCIAL DATA

                                                                                    Fiscal Year
                                                    1998             1997            1996              1995               1994
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except operating data and per share amounts)

SUMMARY OF OPERATIONS DATA:

Net sales                                     $     149,821   $      149,239   $      138,773   $       138,080   $        136,652
Cost of goods sold and store
    occupancy expenses                              106,162          100,998           92,489            93,529             92,304
                                              -------------   ---------------  ---------------  ----------------  -----------------
Gross margin                                         43,659           48,241           46,284            44,551             44,348
Selling, general and administrative
    expenses                                         46,211           45,794           40,894            40,640             38,748
Operating income (loss)                              (2,552)           2,447            5,390             3,911              5,600
Net interest and other expenses                         465              276              791               944              2,707
                                              -------------   ---------------  ---------------  ----------------  -----------------
Earnings (loss) before income taxes                  (3,017)           2,171            4,599             2,967              2,893
Income tax provision (benefit)                       (1,120)             803            1,698             1,157              1,128
                                              -------------   ---------------  ---------------  ----------------  -----------------
Net earnings (loss)                           $      (1,897)  $        1,368   $        2,901   $         1,810   $          1,765
                                              -------------   ---------------  ---------------  ----------------  -----------------
                                              -------------   ---------------  ---------------  ----------------  -----------------
Basic earnings (loss) per share               $       (0.24)  $         0.17   $         0.37   $          0.23   $           0.24
                                              -------------   ---------------  ---------------  ----------------  -----------------
                                              -------------   ---------------  ---------------  ----------------  -----------------
Diluted earnings (loss) per share             $       (0.24)  $         0.17   $         0.36   $          0.23   $           0.23
                                              -------------   ---------------  ---------------  ----------------  -----------------
                                              -------------   ---------------  ---------------  ----------------  -----------------
Shares used in computing basic
    earnings (loss) per share                         8,014            8,005            7,862             7,725              7,458
Shares used in computing diluted
    earnings (loss) per share                         8,014            8,200            8,090             7,819              7,809



OPERATING DATA:
Number of stores open at end of
    year                                                180              171              151               146                145
Average net sales per gross square
    foot (52 weeks)                           $         333   $          373   $          380   $           382   $            407
Average net sales per store (52 weeks)        $     831,000   $      917,000   $      932,000   $       936,000   $        993,000
Comparable store net sales decrease                    (6.8)%           (1.4)%           (0.6)%            (5.7)%             (5.0)%

BALANCE SHEET DATA AT FISCAL YEAR END:

Working capital                               $      26,812   $       29,681   $       33,495   $        31,252   $         30,630
Total assets                                         70,848           79,337           78,344            77,964             82,440
Long-term borrowings                                      -            1,144            3,377             6,972             12,717
Stockholders' equity                                 53,450           55,802           54,156            50,658             48,659


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                                                          Fiscal Year
                                                               --------------------------------------------------------------

(Percentage of net sales)                                             1998                     1997                     1996
                                                               --------------------------------------------------------------
Net sales                                                            100.0 %                  100.0 %                  100.0 %
Cost of goods sold and store occupancy expenses                       70.9                     67.7                     66.6
Gross margin                                                          29.1                     32.3                     33.4
Selling, general and administrative expenses                          30.8                     30.7                     29.5
Operating income (loss)                                               (1.7)                     1.6                      3.9
Net interest and other expenses                                        0.3                      0.2                      0.6
Income tax provision (benefit)                                        (0.7)                     0.5                      1.2
Net earnngs (loss)                                                    (1.3)%                    0.9 %                    2.1 %


Number of stores open at end of period                                 180                      171                      151



RESULTS OF OPERATIONS

GENERAL

         The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1998, 1997 and 1996 ended January 30, 1999, January 31, 1998, and February 1, 1997, respectively. All references to years, unless otherwise specified, are intended to refer to the Company's fiscal year.

         At the end of 1998, the Company operated 180 stores in 36 states compared to 171 stores in 36 states at the end of 1997 and 151 stores in 36 states at the end of 1996. In 1998, 9 new stores were opened, 3 stores were closed, and 3 temporary stores were still open on January 30, 1999. In 1997, 9 new stores were opened and 2 closed, and in 1996, 5 new stores were opened. On May 22, 1997, the Company acquired 12 locations through the acquisition of substantially all of the operating assets of What A World!, Inc. 10 of the stores were in Florida, 1 store in New York, and 1 store in New Jersey. In addition, in 1998, 27 stores with temporary locations were opened during the holiday season compared to 12 stores in 1997 and 1 store in 1996. At the end of 1998, 3 temporary stores remained open and 2 will be converted to permanent stores during 1999. At the end of 1997, 1 temporary store remained open and was converted to a permanent store during 1998.

SALES

         Sales increased 0.4% to $149,821,000 in 1998 from $149,239,000 in 1997.
The increase of $582,000 was due primarily to new stores and stores in temporary locations, mostly offset by a decrease in comparable store sales. The 9 new stores accounted for $4,208,000 of the increase, the stores in temporary locations accounted for $3,819,000 of the increase, and the full year of sales from new stores opened in 1997, accounted for $4,814,000 of the increase. This was mostly offset by the decrease in stores opened prior to 1997, which accounted for a $11,604,000 decrease and closed stores for a $654,000 decrease.

         Comparable store sales in 1998 decreased 6.8% as compared to 1997. The decrease was due primarily to a decrease in demand in the Discovery, Media and Geology product categories. The largest decreases occurred primarily in the Ohio, Mid-Atlantic and South Central districts. Although overall comparable store sales decreased, some of the Company's stores experienced positive comparable store sales. The average dollar amount per sales ticket increased slightly in 1998.

         Sales increased 7.5% to $149,239,000 in 1997 from $138,773,000 in 1996.
The increase of $10,466,000 was due primarily to the 12 stores acquired from What A World!, Inc., and to new stores and stores in temporary locations, partially offset by a decrease in comparable store sales. The 12 stores acquired from What A World!, Inc., accounted for $6,328,000 of the increase, other new stores accounted for $2,895,000 of the increase, the stores in temporary locations accounted for $1,573,000 of the increase, the full year of sales from new stores opened in 1996 accounted for $1,531,000 of the increase, and the decrease in comparable store sales partially offset the increases by $1,861,000.

         Comparable store sales in 1997 decreased 1.4% as compared to 1996. The decrease was due primarily to a decrease in demand in two key product categories in the Kids and Discovery area. The largest decreases occurred primarily in the Chicago and Ohio districts, which comprised 87% of the comparable store decrease. Although overall comparable store sales decreased, many of the Company's stores and geographic areas experienced positive comparable store sales. The average dollar amount per sales ticket decreased slightly in 1997.

COST OF GOODS SOLD AND STORE OCCUPANCY EXPENSES

         Cost of goods sold and store occupancy expenses include distribution center costs and other expenses associated with acquiring inventory. These costs increased as a percentage of sales to 70.9% in 1998 from 67.7% in 1997 primarily due to the occupancy costs for a greater number of new and temporary stores open in 1998 than 1997 coupled with flat sales.

         In 1997, cost of goods sold and store occupancy expenses increased as a percentage of sales to 67.7% in 1997 from 66.6% in 1996. The increase was primarily due to store occupancy costs, which increased as a percentage of sales due to increased occupancy costs in new and acquired stores as well as to the decrease in comparable store sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses, which are primarily non-occupancy store expenses and corporate overhead, increased slightly as a percentage of sales to 30.8% in 1998 from 30.7% in 1997. The increase in costs was due to the negotiated settlement of a patent infringement claim for $525,000. In addition, benefits of cost controls were offset by the decline in comparable store sales and the increase in the number of permanent and temporary stores.

         In 1997, SG&A expenses increased as a percentage of sales at 30.7% compared to 29.5% in 1996. The increase was primarily due to store payroll costs, which could not be fully leveraged with the decrease in comparable store sales, and to a charge for salary continuation associated with the resignation of certain executives. Expenses also increased due to the write-off of certain fixed assets and to costs associated with the closing of stores. Additionally, costs in 1996 as a percentage of sales were higher than in 1997, due to an accrual for incentive compensation based on the achievement of certain earnings targets.

OPERATING INCOME (LOSS)

         As a result of the foregoing, there was an operating loss of $(2,552,000), or (1.7)% of sales in 1998, compared to operating income of $2,447,000, or 1.6% of sales in 1997, which was a decrease from $5,390,000, or 3.9% of sales in 1996.

NET INTEREST AND OTHER EXPENSES

         Net interest and other expenses increased to $465,000 or 0.3% of sales in 1998 from $276,000 or 0.2% of sales in 1997 and 1997 decreased from $791,000 or 0.6% of sales in 1996. The increase in 1998 from 1997 was due primarily to less other income. The decrease in 1997 from 1996 was primarily due to a decline in interest expense as a result of reduced average borrowings.

INCOME TAX PROVISION (BENEFIT)

         The effective tax rate was 37.1% in 1998 and 37.0% in 1997. No valuation allowance was necessary to offset the deferred tax asset at the end of 1998, 1997 or 1996 due to the Company's history of earnings.

NET EARNINGS (LOSS)

         As a result of the foregoing, there was a net loss of $(1,897,000) or (1.3)% of sales in 1998 compared to net income of $1,368,000 or 0.9% of sales in 1997, and $2,901,000 or 2.1% of sales in 1996.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary source of capital in recent years has been net cash flow from operations. Seasonal working capital requirements have been met primarily through short-term bank borrowings.

         At fiscal year-end 1998 cash and investments were $12,221,000 in comparison to $19,751,000 at year-end 1997. The decrease was primarily due to the payoff of all long-term debt and capital leases, stock repurchases, construction costs and fixtures for new stores, and the remodeling of existing stores.

         In 1999, the Company plans to open approximately 10 new stores and, during the holiday season, approximately 20 temporary locations. The Company anticipates that cash in 1999 will primarily be used for capital expenditures and merchandise inventory for new stores and temporary locations, a new point of sale system for the stores, and to purchase inventory for the Company's existing stores, particularly prior to and during the peak holiday selling season. Additionally, the Board of Directors of the Company has authorized the repurchase of up to $2,000,000 of Natural Wonders outstanding common stock. As of January 30, 1999, the Company has repurchased 243,552 shares of Natural Wonders common stock for a total of $900,000.

             During 1998, under the existing plans, the Company granted 750,000 shares of common stock options to certain executives, at an exercise price of $3.625. These options vest in different share amounts, upon achieving certain stock prices, which range from $8 per share to $28 per share. Any remaining unvested shares vest seven years after the date of the option grant.

             The Company has conducted a review of its computer systems to identify those areas that could be affected by the Year 2000 issue. The Company presently believes, with the new merchandise and financial information system placed in service in February 1998, the Year 2000 will not pose significant operational problems. The Company also believes that customers are not likely to be significantly affected by the Year 2000 issue. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted on a timely basis and would not have an adverse effect on the Company. The Company will utilize both internal and external resources to reprogram or replace, and test the software for the Year 2000 modifications. During 1998, the Company rolled out a new operating system along with related merchandising, distribution and accounting software, and upgraded the payroll system. In early 1999 the Company also upgraded the human resources information system to be Year 2000 compliant. All systems that need to be reviewed have been identified and the Company is now in the process of reviewing questionnaires sent out to the vendors and testing systems for compliance. The Company does not expect expenditures related to the Year 2000 issue to be material and as such, costs associated with Year 2000 have not and are not expected to have a significant impact on the Company's results of operations, liquidity, or capital resources. To date, the Company has not accelerated any system replacements or incurred any costs for upgrades or additional personnel in order to make any systems Year 2000 compliant. It is the opinion of management that the reasonably likely worst case scenario would arise from utility or banking industry problems, rather than internal system or operational issues. The Company is currently developing Year 2000 contingency plans.

         The Company had a credit facility agreement with a commercial bank, which included a revolving line of credit for $12,000,000 and expired on June 1, 1998. The line of credit was also available for the issuance of commercial and standby letters of credit up to $9,500,000 and $500,000 respectively. The Company had a second credit facility with another commercial bank, which included a revolving line of credit for $3,000,000 which expired on June 30, 1998. Commercial and standby letters of credit were also available up to $3,000,000. The Company has replaced both facilities with a single facility at one of the banks. The new credit facility agreement has a maximum total availability of $23,000,000 during the increase period, which is from September 1, 1998 through December 31, 1998 and $12,000,000 for the rest of its term, which is July 1, 1998 through August 31, 1998 and January 1, 1999 through June 30, 1999. The facility includes borrowing on a line of credit for up to $23,000,000 during the increase period and $7,000,000 during the remainder of the term. The facility is also available for the issuance of commercial and standby letters of credit for up to $4,000,000 each during the increase period and $8,000,000 each for the rest of the term. There is a 150 consecutive day out of borrowing period for the line of credit between December 31, 1998 and the maturity date of the line of credit. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5% or a rate equal to the bank's prime rate. The agreement, as amended, contains restrictive covenants, which include achieving quarterly earnings/loss targets, maintaining certain financial ratios, and requiring bank consent for the payment of dividends. The Company believes it will be able to renew or replace such credit facilities on substantially similar terms.

         The Company believes that current cash and short-term investments together with its cash flow from operations, term debt and funds available under its credit facilities will be sufficient to fund the Company's operations for the next 12 months.

         In January 1998, a lawsuit was filed against the Company. The complaint alleged that certain products sold by the Company infringed two patents of the plaintiff and sought injunctive relief, unspecified damages, and enhanced damages and attorneys fees. In June 1998, the Company reached a negotiated settlement of this claim. The impact of the settlement, including legal expenses and reserves was approximately $525,000 and was recorded in the first quarter ended May 2, 1998.

NEW ACCOUNTING PRONOUNCEMENTS

         The Company is required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000. SFAS No. 133 established accounting and reporting standards for derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not expect such adoption to have a significant impact on its financial statements.

         The Company is required to adopt the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-1, "Accounting For the Costs of Computer Software Developed or Obtained for Internal Use," in 1999. SOP 98-1 provides guidelines for accounting for costs of computer hardware developed for internal use. The Company does not expect such adoption to have a significant impact on its financial statements.

INFLATION AND SEASONALITY

         The Company does not believe that its operations have been materially affected by inflation during recent years. However, there is no assurance that its business will not be affected by inflation in the future.

         The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and substantially all its net earnings have been realized during the fourth quarter (which includes the November/December holiday season), and levels of sales and net earnings have been significantly lower in the first three quarters, usually resulting in losses in these quarters. If for any reason the Company's sales were substantially below seasonal norms during the months of November and December, as was the case in 1998, the Company's annual results would be adversely affected. The Company's quarterly results of operations may fluctuate significantly as a result of comparable store sales levels, the timing of new store openings and the amount of revenue contributed by new stores.

FUTURE RESULTS

         This report contains forward-looking statements regarding, among other matters, the Company's future strategy, store opening plans, merchandising strategy and growth. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements address matters, which are subject to a number of risks and uncertainties. In addition to the general risks associated with the operation of specialty retail stores in a highly competitive environment, the success of the Company will depend on a variety of factors. The success of the Company's operations depends upon a number of factors relating to consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. The Company's continued growth also depends upon the demand for its products, which in turn is dependent upon various factors, such as the introduction and acceptance of new products and the continued popularity of existing products, as well as the timely supply of all merchandise. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

MARKET RISK

              The Company does not undertake any specific actions to cover its exposure to interest rate risk and the Company is not a party to any interest rate risk management transactions. The Company does not purchase or hold any derivative financial instruments.

                              NATURAL WONDERS, INC.
                            STATEMENTS OF OPERATIONS

                              (In thousands, except
                               per share amounts)

                                                                                             FISCAL YEAR

                                                                       --------------------------------------------------------
                                                                               1998                1997                 1996
                                                                       --------------- --- --------------- -- -----------------
Net sales                                                                 $ 149,821           $ 149,239            $ 138,773
Cost of goods sold and store occupancy expenses                             106,162             100,998               92,489
                                                                       ---------------     ---------------    -----------------
          Gross margin                                                       43,659              48,241               46,284
Selling, general and administrative expenses                                 46,211              45,794               40,894
                                                                       ---------------     ---------------    -----------------
          Operating income (loss)                                           (2,552)               2,447                5,390

Interest expense                                                                428                 625                  951
Other expenses                                                                  484                 450                  550
Interest and other income                                                     (447)               (799)                (710)
                                                                       ---------------     ---------------    -----------------
          Earnings (loss) before income taxes                               (3,017)               2,171                4,599
Income tax provision (benefit)                                              (1,120)                 803                1,698
                                                                       ---------------     ---------------    -----------------
                                                                       ---------------     ---------------    -----------------
          Net earnings (loss)                                             $ (1,897)             $ 1,368              $ 2,901
                                                                       ---------------     ---------------    -----------------
                                                                       ---------------     ---------------    -----------------
Net earnings (loss) per common share:

          Basic                                                            $ (0.24)              $ 0.17               $ 0.37
          Diluted                                                          $ (0.24)              $ 0.17               $ 0.36

Weighted average common shares outstanding:

          Basic                                                               8,014               8,005                7,862
          Diluted                                                             8,014               8,200                8,090



                        See notes to financial statements

                              NATURAL WONDERS, INC.
                                 BALANCE SHEETS

                        (In thousands, except share data)

                                                                                   January 30,          January 31,
                                                                                      1999                 1998
                                                                                  ----------------------------------
ASSETS

CURRENT ASSETS:
          Cash and cash equivalents                                                     $ 4,841              $ 6,351
          Short-term investments                                                          7,380               13,400
          Merchandise inventories                                                        22,707               23,184
          Prepaid income taxes                                                            1,403                    -
          Prepaid expenses and other current assets                                       3,262                3,141
          Deferred taxes                                                                  1,056                2,191
                                                                                  ----------------     ----------------
                    Total current assets                                                 40,649               48,267
PROPERTY AND EQUIPMENT:
          Leasehold improvements                                                         30,077               28,818
          Property and equipment under capital lease                                          -                4,993
          Furniture, fixtures and equipment                                              34,106               27,232
                                                                                  ----------------     ----------------
                                                                                         64,183               61,043
          Less accumulated depreciation and amortization                               (37,510)             (32,200)
                                                                                  ----------------     ----------------
                                                                                         26,673               28,843
Deferred Taxes                                                                            3,085                2,080
Other Assets                                                                                441                  147
                                                                                  ----------------     ----------------
Total Assets                                                                           $ 70,848             $ 79,337
                                                                                  ----------------     ----------------
                                                                                  ----------------     ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

          Trade accounts payable                                                        $ 8,500              $ 7,997
          Accrued compensation and related costs                                          2,300                2,825
          Accrued liabilities                                                             3,037                3,636
          Income taxes payable                                                                -                1,857
          Current portion of capital lease obligations                                        -                  866
          Current portion of long-term debt                                                   -                1,405
                                                                                  ----------------     ----------------
                    Total current liabilities                                            13,837               18,586
Capital Lease Obligations                                                                     -                  461
Long-term Debt                                                                                -                  683
Deferred Rent                                                                             3,561                3,805
Commitments and Contingencies (Note 6)

STOCKHOLDERS' EQUITY:
          Preferred stock, par value $.0001; authorized 1,000,000 shares; none issued. Common stock, par value $.0001; authorized 17,000,000 shares;
          issued and outstanding

          7,951,392 and 8,072,109 shares in 1998 and 1997.                                    1                    1
          Capital in excess of par value                                                 34,073               34,528
          Retained earnings                                                              19,376               21,273
                                                                                  ----------------     ----------------
                    Total stockholders' equity                                           53,450               55,802
                                                                                  ----------------     ----------------
Total Liabilities and Stockholders' Equity                                             $ 70,848             $ 79,337
                                                                                  ----------------     ----------------
                                                                                  ----------------     ----------------

                       See notes to financial statements.

                              NATURAL WONDERS, INC.
                            STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                                                         Fiscal Year

                                                                                         -------------------------------------------
                                                                                                  1998           1997           1996
                                                                                         -------------------------------------------
Cash Flows From Operating Activities:
     Net earnings (loss)                                                                      $(1,897)         $1,368         $2,901
          Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
          Depreciation and amortization                                                          7,269          6,174          6,047
          Loss on disposal and write-down of assets                                                950             48
          Deferred taxes                                                                           130        (1,079)          (655)
          Changes in assets and liabilities:

               Merchandise inventories                                                             477        (2,341)        (1,313)
               Prepaid expenses and other current assets                                         (415)          (511)             36
               Prepaid income taxes                                                            (1,403)
               Trade accounts payable                                                              503          2,822          (799)
               Accrued compensation and related costs                                            (525)            302            160
               Accrued liabilities                                                               (599)            838            507
               Income taxes payable                                                            (1,857)          (187)          1,270
               Deferred rent                                                                     (244)          (218)             69
               Tax benefit from exercise of stock options and warrants                              97             27             53
                                                                                         --------------    -----------    ----------
Net cash provided by operating activities                                                        2,486          7,243          8,276

Cash Flows From Investing Activities:
    Purchases of short-term investments                                                       (21,381)       (18,100)       (31,350)
    Sales of short-term investments                                                             27,401         22,600         31,545
    Purchases of property and equipment                                                        (6,077)        (8,362)        (3,375)
    Proceeds from sale of equipment                                                                 28
    Business acquisition                                                                                        (738)
                                                                                         --------------    -----------    ----------
Net cash used in investing activities                                                             (29)        (4,600)        (3,180)

Cash Flows From Financing Activities:
     Principal payments on capital lease obligations                                           (1,327)        (1,789)        (2,218)
     Principal payments on long-term debt                                                      (2,088)        (2,421)        (2,107)
     Purchase of treasury stock                                                                  (900)
     Grant of treasury shares                                                                       23
     Short-term borrowings on bank line of credit                                               54,000         33,900          6,400
     Payments on bank line of credit                                                          (54,000)       (33,900)        (6,400)
              Exercise of stock options and warrants                                               266            167            480
     Net proceeds from sale of common stock                                                         59             84             64
                                                                                         --------------    -----------    ----------
Net cash used in financing activities                                                          (3,967)        (3,959)        (3,781)

Net Increase (Decrease) in Cash and Cash Equivalents                                           (1,510)        (1,316)          1,315

Cash and Cash Equivalents:
     Beginning of year                                                                           6,351          7,667          6,352
                                                                                         --------------    -----------    ----------
     End of year                                                                               $ 4,841        $ 6,351        $ 7,667
                                                                                         --------------    -----------    ----------
                                                                                         --------------    -----------    ----------
Supplemental Information Cash paid during year:
     Interest                                                                                    $ 442          $ 614          $ 952
     Income taxes                                                                              $ 1,857        $ 2,083         $1,027


                       See notes to financial statements.

                              NATURAL WONDERS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                        (In thousands, except share data)


                                                        Common Stock              Capital in                            Total
                                                 --------------------------       Excess of         Retained        Stockholders'
                                                    Shares          Amount        Par Value         Earnings           Equity
                                                 ---------------------------------------------------------------------------------
Balance, February 3, 1996                           7,787,860             $1          $33,653          $17,004             $50,658
    Exercise of stock options and
        warrants                                      177,997                             480                                  480
    Tax benefit from exercise of stock
        options and warrants                                                               53                                   53
    Employee stock purchase plan                       20,989                              64                                   64
    Net earnings                                                                                         2,901               2,901
                                                 -------------    -----------    -------------     ------------    ----------------
Balance, February 1, 1997                           7,986,846              1           34,250           19,905              54,156
    Exercise of stock options                          60,692                             167                                  167
    Tax benefit from exercise of stock
        options                                                                            27                                   27
    Employee stock purchase plan                       24,571                              84                                   84
    Net earnings                                                                                         1,368               1,368
                                                 -------------    -----------    -------------     ------------    ----------------
Balance, January 31, 1998                           8,072,109              1           34,528           21,273              55,802
    Exercise of stock options                         99,592                              266                                  266
    Tax benefit from exercise of stock
        options                                                                            97                                   97
    Employee stock purchase plan                       15,743                              59                                   59
    Stock repurchase                                (243,552)                           (900)                                (900)
    Grant of treasury shares                            7,500                              23                                   23
    Net loss                                                                                           (1,897)             (1,897)
                                                 -------------    -----------    -------------     ------------    ----------------
Balance, January 30, 1999                           7,951,392             $1          $34,073          $19,376             $53,450
                                                 -------------    -----------    -------------     ------------    ----------------
                                                 -------------    -----------    -------------     ------------    ----------------




                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS Natural Wonders (the Company) is a specialty retailer, which operates 180 stores, primarily in mall locations, in 36 states. The Company's products are inspired by the wonders of science and nature, and include telescopes, minerals, gardening and outdoor products, educational toys and games and apparel.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 1998, 1997 and 1996 ended January 30, 1999, January 31, 1998, and February 1, 1997, respectively. Fiscal 1998, 1997 and 1996 were 52 weeks.

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

SHORT-TERM INVESTMENTS Short-term investments consist of highly liquid investments with an original maturity greater than three months. The Company's short-term investments consist primarily of commercial paper and discount notes, which have been classified as available for sale and are carried at fair value, which approximates cost. The Company's policy is to invest cash in excess of immediate operating and expansion needs in investment grade, highly liquid income producing investments. Investments in the instruments of a single entity are limited to the lesser of $5,000,000 or 20% of the market value of the portfolio.

The fair value of available-for-sale commercial paper and discount notes as of January 30, 1999 was $7,380,000. The amortized cost and fair value of available-for-sale municipal money market securities as of January 31, 1998 was $13,400,000.

MERCHANDISE INVENTORIES Merchandise inventories are stated at lower of average cost or market. Merchandise inventory includes expenses associated with the acquisition and distribution of inventory.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets, which range from 3 to 11 years. Depreciation expense totaled $7,269,000, $6,174,000 and $6,047,000 for 1998, 1997 and 1996,
respectively.

STORE PRE-OPENING COSTS Store pre-opening costs are expensed as incurred.

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

REPORTING COMPREHENSIVE INCOME The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", in 1998. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The Company had no items of comprehensive income and comprehensive income (loss) equals earnings for all periods presented.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", in 1998. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic area, and major customers. The Company operates in one reportable segment: the operation of retail science and nature related gift stores in malls located in 36 states.

DERIVATIVE INSTRUMENTS The Company is required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2000. SFAS No. 133 established accounting and reporting standards for derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not expect such adoption to have a significant impact on its financial statements.

INTERNALLY DEVELOPED SOFTWARE The Company is required to adopt the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-1, "Accounting For the Costs of Computer Software Developed or Obtained for Internal Use," in 1999. SOP 98-1 provides guidelines for accounting for costs of computer hardware developed for internal use. The Company does not expect such adoption to have a significant impact on its financial statements.

NOTE 2.  BANK FINANCING AND LONG-TERM DEBT

BANK FINANCING

The Company had a credit facility agreement with a commercial bank, which included a revolving line of credit for $12,000,000 and expired on June 1, 1998. The line of credit was also available for the issuance of commercial and standby letters of credit up to $9,500,000 and $500,000 respectively. The Company had a second credit facility with another commercial bank, which included a revolving line of credit for $3,000,000 which expired on June 30, 1998. Commercial and standby letters of credit were also available up to $3,000,000.

The Company has replaced both facilities with a single facility at one of the banks. The new credit facility agreement has a maximum total availability of $23,000,000 during the increase period, which is from September 1, 1998 through December 31, 1998 and $12,000,000 for the rest of its term, which is July 1, 1998 through August 31, 1998 and January 1, 1999 through June 30, 1999. The facility includes borrowing on a line of credit for up to $23,000,000 during the increase period and $7,000,000 during the remainder of the term. The facility is also available for the issuance of commercial and standby letters of credit for up to $4,000,000 each during the increase period and $8,000,000 each for the rest of the term. There is a 150 consecutive day out of borrowing period for the line of credit between December 31, 1998 and the maturity date of the line of credit. The Company has the option of choosing interest payable at a rate based on LIBOR plus 1.5% or a rate equal to the bank's prime rate. The agreement, as amended, contains restrictive covenants, which include achieving quarterly earnings/loss targets, maintaining certain financial ratios, and requiring bank consent for the payment of dividends. The Company believes it will be able to renew or replace its credit facility on substantially similar terms.

Outstanding commercial and standby letters of credit as of January 30, 1999 and January 31, 1998 approximated $892,000 and $984,000, respectively.

LONG-TERM DEBT   Long-term debt consisted of the following:
(In thousands)

                                                              January 30,1999       January 31,1998
                                                          --------------------    --------------------
Term bank loan paid off June 1998                                         $ -                  $1,035

Notes payable paid off June 1998                                            -                   1,053
                                                          --------------------    --------------------
Total long-term debt, including current portion                             -                   2,088
Less current portion                                                        -                   1,405
                                                          --------------------    --------------------
Total long-term debt                                                      $ -                    $683
                                                          --------------------    --------------------
                                                          --------------------    --------------------

NOTE 3.  STOCKHOLDERS' EQUITY AND BENEFIT PLAN

STOCK OPTION PLANS

The Company has stock option plans, which allow for the granting of incentive and non-qualified stock options to employees and non-employee directors. There are 2,750,000 shares of common stock authorized for issuance under the plans. Stock options generally are granted at prices equal to the fair market value on the date of grant, vest over a period of three to five years, and expire in ten years. In addition, the Company granted 750,000 shares of common stock to certain executives at an exercise price of $3.625, during 1998, These options vest in different share amounts, upon achieving certain stock prices, which range from $8 per share to $28 per share. Any remaining unvested shares vest seven years after the date of the option grant. Accordingly, no compensation charge has been recognized for these performance based shares.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net earnings and net earnings per share had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: five year expected life from date of grant; stock volatility, 118.9% in 1998 and 64.5% in 1997 and 1996; risk-free interest rates, 5.2% in 1998, 6.2% in 1997, and 5.9% in 1996; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1998, 1997 and 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings (loss) and net earnings (loss) per share would have been $(2.2) million (basic: $(0.27) per share; diluted: $(0.27) per share) in fiscal 1998, $1.2 million (basic: $0.15 per share; diluted: $0.14 per share) in fiscal 1997, and $2.7 million (basic:
$0.35 per share; diluted: $0.34 per share) in fiscal 1996.

Option activity under the plans is as follows:

                                                                                                   Weighted
                                                                                                   Average
                                                                                 Options           Exercise
                                                                               Outstanding          Price
                                                                              ---------------   ---------------
Outstanding, February 3, 1996 (280,007 exercisable at a weighted
average price of $5.54)                                                              590,707              5.17
  Granted (weighted average fair value $2.13)                                        415,510              3.57
  Canceled                                                                         (109,378)              7.53
  Exercised                                                                        (174,155)              2.64
                                                                              ---------------   ---------------
Outstanding, February 1, 1997 (164,412 exercisable at a weighted
average price of $7.33)                                                              722,684              4.54
  Granted (weighted average fair value $3.09)                                        328,400              5.17
  Canceled                                                                         (266,217)              4.90
  Exercised                                                                         (60,692)              2.79
                                                                              ---------------   ---------------
Outstanding, January 31, 1998 (253,520 exercisable at a weighted
average price of $5.41)                                                              724,175              4.83
  Granted (weighted average fair value $3.13)                                        995,537              3.73
  Canceled                                                                         (452,333)              4.91
  Exercised                                                                         (99,592)              2.67
                                                                              ---------------   ---------------
Outstanding, January 30, 1999 (115,277 exercisable at a weighted
average price of $6.21)                                                            1,167,787             $4.06
                                                                              ---------------   ---------------
                                                                              ---------------   ---------------


There were 529,466 shares available for grant under the plan.

The following table summarizes additional information about stock options at January 30, 1999:


                            Options Outstanding                                           Options Exercisable
----------------------------------------------------------------------------         -------------------------------
                                              Weighted          Weighted                                Weighted
                                               Average           Average                                 Average
      Range of               Number           Remaining         Exercise                Number          Exercise
  Exercise Prices         Outstanding        Life (Yrs)           Price              Exercisable          Price
---------------------    ---------------    --------------    --------------         -------------    --------------
   $2.31 - $3.56                 66,472              8.59             $3.04                17,275             $2.63
   $3.63 - $3.63                750,000              9.67              3.63                     -                 -
   $3.75 - $4.50                213,965              9.15              4.18                22,488              4.16
   $4.56 - $15.25               137,350              7.49              6.72                75,514              7.63
---------------------    ---------------    --------------    --------------         -------------    --------------
   $2.31 - $15.25             1,167,787              9.25             $4.06               115,277             $6.21
---------------------    ---------------    --------------    --------------         -------------    --------------
---------------------    ---------------    --------------    --------------         -------------    --------------



STOCK PURCHASE PLAN

The Company's employee stock purchase plan enables eligible employees to purchase Natural Wonders' common stock at 85% of the average market price on the first or the last day of each six month purchase period, whichever is lower. Employees may authorize periodic payroll deductions of up to 10% of eligible compensation for common stock purchases, up to a maximum amount of 750 shares per six-month period. The total number of shares, which may be issued under the plan, is 300,000. As of January 30, 1999, 166,756 shares have been issued.

STOCK REPURCHASE PROGRAM

In fiscal 1997 the Board of Directors of the Company authorized the repurchase of up to $2,000,000 of the Company's outstanding common stock. Beginning in February 1998, the Company began repurchasing stock and as of January 30, 1999 had purchased 243,552 shares for a total of $900,000.

BENEFIT PLAN

The Company has available a defined contribution plan. Eligible employees may contribute 1% to 15% of their compensation and the Company matches 50% of such employee contributions up to $250 per year. Total Company contributions to the plan were approximately $61,000, $61,000, and $64,000 in 1998, 1997, and 1996,
respectively.

NOTE 4.  INCOME TAXES

The income tax provision (benefit) consists of the following:
(In thousands)

                                                       Fiscal Year
                                    ----------------------------------------------
                                        1998              1997               1996
                                    ----------------------------------------------
Current:
    Federal                             $ (1,337)           $1,451           $1,761
    State                                     87               431              592
                                    -------------    --------------    -------------
                                          (1,250)            1,882            2,353
Deferred                                     130            (1,079)            (655)
                                    -------------    --------------    -------------
Total                                   $ (1,120)             $803           $1,698
                                    -------------    --------------    -------------
                                    -------------    --------------    -------------



A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:


                                                                          Fiscal Year
                                                       ----------------------------------------------
                                                           1998              1997               1996
                                                       ----------------------------------------------
Statutory rate                                            34.0%              34.0%             34.0%
State income taxes, net of federal income
  tax benefit                                              4.8                6.5               6.0
Non taxable interest                                      (1.7)              (5.3)             (2.7)
Other                                                       -                 1.8              (0.4)
                                                       -------------    ---------------     -----------
Effective tax rate                                        37.1%              37.0%             36.9%
                                                       -------------    ---------------     -----------
                                                       -------------    ---------------     -----------

The components of the net deferred tax asset at year-end are as follows:
(In thousands)

                                                                                       Fiscal Year
                                                          -----------------------------------------------------------------------
                                                                        1998                                  1997
                                                          ----------------------------------    ---------------------------------
                                                             Current          Non-Current         Current          Non-Current
                                                          --------------    ----------------    -------------    ----------------
DEFERRED TAX ASSETS:
    Deferred rent                                                                    $1,470                               $1,552
    Merchandise inventories                                        $292                                 $887
    Accrued employee benefits                                       436                                  562
    Miscellaneous accruals                                          587                                  572
    Depreciation                                                                      1,816                                  768
    Alternative minimum tax credits and other                       375                                  236                  32
                                                          --------------    ----------------    -------------    ----------------
                                                                  1,690               3,286            2,257               2,352
                                                          --------------    ----------------    -------------    ----------------
DEFERRED TAX LIABILITIES:
    State taxes and other                                           634                 201               66                 272
                                                          --------------    ----------------    -------------    ----------------
Net deferred tax asset                                           $1,056              $3,085           $2,191              $2,080
                                                          --------------    ----------------    -------------    ----------------
                                                          --------------    ----------------    -------------    ----------------


No valuation allowance was necessary at January 30, 1999 or January 31, 1998.

NOTE 5. EARNINGS PER SHARE Basic earnings per share is calculated based upon the weighted average number of common shares outstanding, excluding common share equivalents, during the period. Diluted earnings per share is calculated based upon the weighted average number of shares outstanding plus common share equivalents during the period.

The following is a reconciliation of the Company's basic and diluted net income
(loss) per share computations:

(Shares in thousands)

                                                                         Fiscal Year
                                      ----------------------------------------------------------------------------------
                                               1998                         1997                          1996
                                      ------------------------    --------------------------     -----------------------
                                                      Per                           Per                         Per
                                                     Share                         Share                       Share
                                           Shares      Amount           Shares    Amount             Shares    Amount
                                      ------------ -----------    ------------- ------------     ----------- -----------
Basic EPS                                   8,014     $(0.24)            8,005        $0.17           7,862       $0.37
Effect of dilutive stock options                                           195            -             228      (0.01)
                                      ------------------------    --------------------------     -----------------------
Diluted EPS                                 8,014     $(0.24)            8,200        $0.17           8,090       $0.36
                                      ------------------------    --------------------------     -----------------------
                                      ------------------------    --------------------------     -----------------------

In 1998, stock options did not have a dilutive effect on EPS because of the net loss.

The following options were not included in the computation of diluted EPS because such options' exercise price was greater than the average market price of the common shares:

                                                                 Fiscal Year
                                              ---------------------------------------------------
                                                      1997                         1996
                                              ----------------------    -------------------------
Options to purchase shares of common
stock                                                213,000                      220,000
                                              ----------------------     --------------------------
Exercise prices                                  $5.13 - $15.25               $4.94 - $15.25
                                              ----------------------     --------------------------
Expiration dates                                   June 2003 -                  June 2003 -
                                                  November 2007                January 2007

NOTE 6.   COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases its office, distribution and retail facilities under operating leases expiring at dates from 1999 to 2009. Certain of the leases include renewal provisions at the Company's option. The Company also subleases space at various locations with both month-to-month and noncancellable sublease agreements.

The Company leased fixtures and equipment under capital equipment leases during part of 1998 and prior years. All existing leases were bought out during 1998. Interest rates ranged from approximately 7.5% to 15.9%. Some of the leases were subject to fair market value buyout at the end of the initial lease term.

The aggregate minimum annual rental payments under noncancellable operating leases in effect at January 30, 1999 are as follows:

(In thousands)


Fiscal Year
1999                                                       $15,195
2000                                                        14,190
2001                                                        13,432
2002                                                        12,293
2003                                                         9,124
Thereafter                                                  22,649
                                                      ------------
Total minimum lease commitments                            $86,883
                                                      ------------
                                                      ------------

All of the leases for the Company's retail stores contain clauses, which provide for additional rent if sales exceed predetermined levels. The components of rent expense for 1998, 1997 and 1996 were as follows (In thousands):

                                                                 1998             1997              1996
                ----------------------------------------------------------------------------------------
                Minimum and deferred rent                $     15,170     $     13,800      $     12,389
                Percentage rent                                   112               80               101
                Sublease income                                  (278)             (99)
                                                         ------------     ------------      ------------
                Total rent expense                       $     15,004     $     13,781      $     12,490
                                                         ------------     ------------      ------------
                                                         ------------     ------------      ------------

Accumulated amortization of property under capital leases as of January 31, 1998 was $2,768,000. During 1998 and 1997 a number of capital leases expired, the related equipment was purchased and the balances reclassified to equipment. All remaining capital leases were bought out during 1998, the equipment returned or purchased and the balances reclassified to equipment or expensed.

LITIGATION

In January 1998, a lawsuit was filed against the Company. The complaint alleged that certain products sold by the Company infringed two patents of the plaintiff and sought injunctive relief, unspecified damages, and enhanced damages and attorneys fees. In June 1998, the Company reached a negotiated settlement of this claim. The impact of the settlement, including legal expenses and reserves was approximately $525,000 and was recorded in the first quarter ended May 2, 1998.

The Company is involved in other litigation in the ordinary course of its business. Management believes that the outcome of such litigation will not have a material adverse effect upon the Company's financial condition taken as a whole.

NOTE 7.  ACQUISITION

On May 22, 1997, the company acquired 12 locations through the acquisition of substantially all the operating assets of What A World! Inc. Inventory and store fixtures were the primary assets acquired and certain retail facility leases were assumed. The total purchase price, including acquisition costs, was $738,000 and was recorded using the purchase method of accounting.

NOTE 8.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 1998 and 1997 is as follows:


Fiscal Year 1998                                                         Quarter Ended
---------------------------------------- -------------------------------------------------------------------------------
                                            May 2, 1998          Aug. 1, 1998        Oct. 31, 1998       Jan. 30, 1999
                                         ------------------    -----------------    ----------------    ----------------
(In thousands, except per share amounts)

Net sales                                          $23,265              $27,443             $24,464             $74,648
Gross margin                                         3,827                7,482               5,678              26,670
Net earnings (loss)                                 (4,576)              (1,569)             (2,996)              7,245
Basic earnings (loss) per share                    $ (0.57)              $(0.19)             $(0.38)              $0.91
Diluted earnings (loss) per share                  $ (0.57)              $(0.19)             $(0.38)              $0.91




Fiscal Year 1997                                                         Quarter Ended
---------------------------------------- -------------------------------------------------------------------------------
                                            May 3, 1997          Aug. 2, 1997        Nov. 1, 1997        Jan. 31, 1998
                                         ------------------    -----------------    ----------------    ----------------
(In thousands, except per share amounts)

Net sales                                          $22,236              $26,850             $25,199             $74,954
Gross margin                                         5,817                6,691               7,511              28,222
Net earnings (loss)                                 (2,099)              (2,327)             (2,189)              7,983
Basic earnings (loss) per share                    $ (0.26)              $(0.29)             $(0.27)              $0.99
Diluted earnings (loss) per share                  $ (0.26)              $(0.29)             $(0.27)              $0.96


                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Natural Wonders, Inc.
Fremont, California

         We have audited the accompanying balance sheets of Natural Wonders, Inc. (the Company) as of January 30, 1999 and January 31, 1998 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Natural Wonders, Inc. as of January 30, 1999 and January 31, 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.

San Francisco, California
March 12, 1999

CORPORATE INFORMATION

BOARD OF DIRECTORS                           CORPORATE OFFICERS
Pearson C. Cummin III                        Peter G. Hanelt
Chairman of the Board of Directors,          Chief Executive Officer, Chief Financial
Natural Wonders, Inc.                        Officer and Director
General Partner,
Consumer Venture Partners                    Kenneth G. Norton
                                             Executive Vice President,  General
David Folkman                                Merchandising Manager
Principal, Regent Pacific Management
Corporation                                  William J. Soncini
                                             Vice President, Operations

Peter G. Hanelt
Chief Executive Officer, Chief Financial     Ronald J. Rouse
Officer and Director,                        Vice President, Merchandising
Natural Wonders, Inc.                        Administration and Planning

Peter L. Harris                              Denise A. Ellwood
President, Chief Executive Officer and       Divisional Merchandising Manager
Chairman of the Board of Directors,
Expressly Portraits                          John de Benedictis
                                             Divisional Merchandising Manager

Julius Jensen III
Managing General Partner,                    CORPORATE HEADQUARTERS
Copley Venture Partners                      4209 Technology Drive
                                             Fremont, California  94538
                                             (510) 252-9600

                                             REGISTER AND TRANSFER AGENT
                                             BankBoston, N.A.
                                             c/o EquiServe
                                             P.O. Box 8040
                                             Boston, Massachusetts  02266
                                             (781) 575-3170

                                             INDEPENDENT AUDITORS
                                             Deloitte & Touche LLP
                                             San Francisco, California

                                             ANNUAL MEETING
                                             The Annual Meeting of Shareholders
                                             will be held Tuesday, May 25, 1999
                                             at 9:00 a.m. (PDT) at the Company's
                                             headquarters.
                                             FORM 10K
                                             A copy of the Company's 1998 Form
                                             10K as filed with the SEC may be
                                             obtained without charge by calling
                                             or writing Investor Relations at
                                             the Company's headquarters.



MARKET INFORMATION AND DIVIDEND POLICY

         Natural Wonders, Inc. common stock trades on the NASDAQ Stock Market under the symbol NATW. Market price for the Company's stock for fiscal 1998 and 1997, is as follows:

1998                         High                    Low
                             ----                    ---
First Quarter                5 3/8                   3 15/16
Second Quarter               4 7/8                   3 7/8
Third Quarter                4 1/2                   2
Fourth Quarter               5 1/8                   3


1997                         High                    Low
                             ----                    ---
First Quarter                5 3/8                   3 3/4
Second Quarter               4 5/8                   3 3/4
Third Quarter                7 5/8                   3 3/4
Fourth Quarter               7 13/16                 4 1/8



         As of February 28, 1999, there were approximately 250 stockholders of record and 1,500 beneficial stockholders. The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future.