Form 10-K405, Exhibit 13
period 2000-01-29
NATURAL WONDERS INC
filed 2000-04-24
CIK 885566

GROWING THE BUSINESS
NATURAL WONDERS
ANNUAL REPORT 1999

HISTORY
Founded in 1987, Natural Wonders is a national specialty retailer with 182 stores, offering unique and quality merchandise focused on the wonders of nature, science, the environment, and education. Stores feature a multi-sensory experience coupled with superb customer service that makes the shopping experience fun and rewarding. With corporate headquarters located in Fremont, California, the stock trades on the NASDAQ National Market System under the symbol NATW. Visit our website at www.naturalwonders.com

GROWING THE BUSINESS
We are evolving; we are changing; we are growing. Growing the business is complex. It is more than adding stores, it is adding profitable stores. It is more than increasing sales, it is maintaining a healthy profit component for these sales. We are mindful of the importance of evolving to a better state of growth, one that rewards the shareholders for patience with their Natural Wonders investment.
To evolve, we have created a more effective retailing organization both in merchandising and store operations. The year ended with a positive response from customers that confirmed we are recapturing the wonder in the marketplace. We will now build upon the momentum of last year's program.

EVOLUTION
"Evolution aptly describes the process that we have begun. Natural Wonders has taken dramatic and decisive action in an effort to regain our credibility with our customers and shareholders." Peter Hanelt, Chief Executive Officer & Chief Financial Officer to our shareholders
We continue along the path of recapturing the wonder that began last year. While not a success by profitability expectations, the year was a major step forward in the evolution of the new Natural Wonders. To be profitable, we must meet two significant challenges. First, the seven-year comparable store sales decline must be reversed. Second, we must eliminate the unprofitable stores within our portfolio. Many of these leases were negotiated in the 1995 to 1997 period. Declining sales and unprofitable stores combined to create the unacceptable losses of the last two years. Solving these two issues is the key to restoring profitability and shareholder value. While the progress toward improving sales has been slow, there have been encouraging signs.
Since September 1999 we have had a cumulative positive comparable store sales increase and in February 2000 completed the first consecutive three month period with positive monthly comparable store sales increases since 1992.
We completed the analysis of our unprofitable stores. A $4.1 million charge to expense for the closure of unprofitable stores and related asset impairments was recognized in 1999. This accounted for over 30% of our reported fiscal year loss. Some additional costs associated with closing specific stores will be incurred in fiscal 2000, however, we expect these costs to be fully offset by occupancy cost reductions. We expect to close most of our unprofitable stores by the end of 2000.
To be prudent, we continue the two year trend of decreasing total company expenses as measured on a per store operating month basis. We are not only offsetting all inflationary expense increases but are decreasing expenses on an absolute basis. This creates the opportunity for ever increasing positive operating leverage as the improving sales trend continues.
evolution
Last year's theme was recapturing the wonder. This year our theme is evolution.
Evolution aptly describes the process that we have begun. Natural Wonders has taken dramatic and decisive action to regain our credibility with our customers and shareholders. We expanded our successful holiday store program, closed several unprofitable stores, decreased corporate overhead, and increased our merchandise availability, selection and value. We rebuilt vendor relationships, established key vendor partnerships in important categories, began the expansion of proprietary product development and negotiated new product sourcing arrangements. We also reorganized the field store management organization to increase accountability. Natural Wonders will continue these efforts, particularly increasing merchandising newness and continued closing of unprofitable stores, until we achieve our substantial profitability potential.
not just evolution but successful evolution
More importantly, the evolution continues into the new fiscal year. The first month of the 2000 fiscal year delivered a positive comparable store result of 5.1% and a healthy gross profit. The outlook for substantial improvement from last year's financial results is very positive for the new fiscal year.
We believe we are successfully addressing key infrastructure issues in support of our merchandising and sales efforts. We have a reasonable amount of excess capacity in information systems and distribution facilities. The corporate support staff is adequate to support the store base. We had no difficulties with the Y2K transition.
Natural Wonders embraces the benefits of information technology and continues to improve our systems and their utilization. Our new systems, installed in 1998, are fully integrated into our internal operations. We successfully launched our Internet site last year. Our Internet sales continue to grow and we have effective fulfillment and back office operations. The Internet is an opportunity for us to leverage our brand, sell our products and enhance our corporate visibility. We fully expect the Internet to become a more important brand-building and sales vehicle going forward.
where have all the flowers gone
The last couple of years witnessed the demise or sale of several independent competitors in our mall-based specialty retail niche. Learningsmith was liquidated, Imaginarium and the Nature Company were sold, World of Science and other specialty gift retailers are being offered for sale. The liquidation of Learningsmith during December of 1999 created extreme promotional activity and adversely affected our sales and margins. Nevertheless, the longer-term impact of a reduced number of competitors is positive for us. We intend, and have the resources, determination and energy, to be the leading survivor within the category. The departure of numerous competitors creates an opportunity for us.
birds of a feather flock together
We continue to be inspired to deliver a concept known by its unique merchandise and inspired by the wonders of nature and science. As part of our program to recapture the wonder in our stores, we strive to support important natural themes. We are pleased that we are able to assist, through innovative concepts and creative partnerships, such organizations as the Gorilla Foundation and the National Audubon Society. We are proud of our support of these worthwhile organizations.
survival of the fittest
Not all of our stores are successful. We have a group of stores that are incurring losses at the contribution margin level and the response in these stores to our new merchandising strategies adopted in 1999 was not sufficient to overcome the high occupancy costs in these locations. Most of these stores were opened between 1995 to 1997. These stores represent a substantial drain on corporate profitability and assets. During the fourth quarter of 1999, we recorded a charge of $3.2 million to recognize the asset impairment associated with specific stores targeted for closure. We closed nine stores during 1999 and will close the remainder of the underperforming stores as soon as possible. We have been able to restructure other leases and have received significant occupancy cost reductions as a result. I emphasize that these stores represent a relatively small portion of our real estate base but account for a large part of our operating loss. I am encouraged by the progress to date and the prospects for further success. At the same time, we are expanding our store base with carefully selected openings and are actively working with the developer community to increase our presence in attractive malls. We have negotiated leases for stores to open in the new fiscal year and are in active and productive discussions to open several other stores this year.
our holiday stores evolve to regular stores

During the 1998 holiday season, we doubled our temporary holiday store program and substantially increased our per store contribution margin. In 1999, we again expanded the program with further contribution margin improvement. The stores are different from regular stores in terms of fixtures, physical size, number of items offered and types of malls targeted for the stores. Because of our high holiday sales, these temporary stores can be very profitable even if operationally complex. Based upon their actual results, we believe that we can project with confidence their potential to become successful permanent stores. In fact, in 1998 we converted three temporary stores to permanent stores and subsequently attained projected sales. From the 1999 program, we are converting three other temporary stores to permanent stores and will possibly convert additional stores after further analysis and negotiations.
Because our holiday stores are appreciated by mall shoppers, offer unique merchandise, are visually attractive and might become regular stores, both the developers and we believe that this program offers mutual benefits. We are in active discussions for the year 2000 program and are confident that once again we can deliver improved per store profitability results.
all in the family, genus: natural wonders
The process of evolution involves each of the company's executives. They are the ones with the experience and expertise to create improvement. Within this annual report, certain executives will add their observations, comments, and commitments to our message of growth, evolution and success. We promise to give our best each day in order to achieve Natural Wonders' substantial profitability potential and to improve shareholder value.

Peter G. Hanelt
Chief Executive Officer &
Chief Financial Officer

REJUVENATION
"We will capture our customer through compelling products, bold marketing and engaging visual presentation. Each of these elements will consistently contribute to the Natural Wonders persona." Michael Cape, Vice President, Marketing & Visual

Natural Wonders nurtures the relationship between people and the earth. It is our business to sell merchandise that generates excitement about the world of nature and science. This is our mission. Our goal for 2000 is to rejuvenate the Natural Wonders concept and showcase it to the customer. The following are key initiatives to support this goal.
theme presentations
This strategy highlights a related group of products that tell a story about a specific place or activity inspired by the wonders of nature, science, education and the environment.

In 2000 we will support three theme presentations in the store at all times. We have established our theme calendar and determined our merchandising statements based on trends and seasonal merchandise. The merchant team has taken these concepts overseas and to domestic markets and developed their assortment of new and exclusive products based on these themes. We look forward to presenting themes such as the "Rainforest", the "Naturalist" and many more. These presentations support a highly interactive and educational experience in our stores.
marketing partnerships
We are developing partnerships with non-profit organizations that support the environment and conservation. These relationships are consistent with our merchandising and brand character. Examples include The Gorilla Foundation and our partnership with the National Audubon Society (N.A.S) in support of the "Naturalist" theme presentation. The N.A.S mission is to conserve and restore natural ecosystems, focusing on birds and other wildlife for the benefit of humanity and the earth's biological diversity. Elements of this partnership include: in-store Audubon membership drives, fund raising, joint press releases, a customer sweepstakes for an ecotour, web site links, a feature in the Audubon magazine, newsletters and more. We will heighten awareness for both Natural Wonders and the National Audubon Society through shared marketing vehicles.
engaging the customer
Our storefront offers a marketing opportunity as each potential customer approaches. We will leverage our window and first fixture presentation with themed and seasonal products, dynamic graphics and visual displays. These will rotate regularly to stay fresh and unique, thus capturing the attention of shoppers.
We are enhancing our dialog with the Natural Wonders' customer through a direct mail newsletter called "Words of Wonder". This newsletter will highlight new products, promotions, theme presentations, non-profit partnerships, gift ideas, customer letters and important information about conservation. Our newsletter will strengthen our relationship with our customer, build awareness and reinforce the Natural Wonders brand.
We are partnering with our vendors and mall-marketing resources in a cooperative advertising strategy for print advertising, direct mail and in-store events that will reach out to existing and new customers.
Our web site will continue to support the "click and mortar" strategy of driving traffic to our stores by highlighting events, promotions, store directory and company information, as well as offer a product assortment for purchase online.
At Natural Wonders we have a great story to tell and we look forward to communicating it to our customers.

UNIQUE
"Our mission is to offer a unique assortment and an interactive store environment that differentiates Natural Wonders from the competition." Ken Norton, Executive Vice President, General Merchandise Manager

uniqueness
Our uniqueness is derived through the merchandise assortment and how it is gathered together through visuals and our theme presentations. Using nature as an overall store concept creates a unique product offering. Nature is represented in the use of materials, texture and patterns. An ever-present quality and value available in all our products also add to our uniqueness. Our uniqueness is accentuated by the many different types of products we offer, which include: Ecospheres-Registered Trademark-, minerals and fossils, science kits, astronomy, home decor, relaxation, garden accents, fountains, books, music and videos.
growing categories
Garden is an area that enjoyed wonderful growth in 1999. It is also an area in which we have a unique range of products. Our garden statement includes: chimes, seed kits, cachepots, bird houses and feeders, garden statuary, weather instruments, and of course, fountains.
Fountains are desired for their tranquil aesthetic qualities. Natural Wonders has become the destination for indoor fountains. We offer an assortment that includes a range of materials and prices. Many of our fountains are proudly made by craftsman in the United States; others are produced overseas for value pricing. We will be updating our assortment of fountains throughout the year in order to keep it fresh and interesting to the customer.
As the interest in Feng Shui has grown and become a part of everyday America, so the interest in relaxation and aromatherapy has grown. We see relaxation products and aromatherapy transition from the New Age concept to everyday life. Massagers, comfort pillows, incense and diffusers are increasing in popularity. Aromatherapy is transitioning into home fragrance designed to enhance the home and stimulate the senses. Both fountains and relaxation support the home as a daily "retreat" from fast paced everyday life.
Geology is another area in which we are unique. This uniqueness has garnered a growth category in minerals and fossils. Collectors as well as the customer who finds a particular mineral bookend or sculpture to their liking, come to Natural Wonders to find just what they are looking for.
reach for the stars
Natural Wonders will continue to be a destination for telescopes and telescope accessories. We will optimize this strategy by increasing our product offering and supporting new marketing and in-store presentations.

GERMINATION
"Our product offering will be true to our mission of offering merchandise that focuses on the wonders of nature, science, the environment and education." Denise Ellwood, Vice President, Merchandising vision
Our vision for merchandising our stores is one of synergy throughout the store. This is attained through visual presentation as well as the product assortment itself. Rough ideas for the vision are outlined through blueprint and concept boards developed well in advance of any travel, trade shows or product design. For 2000, the vision entails the use of a variety of themes throughout the year, a color palette that is seen in product across categories, visual presentation and packaging. All these elements result in a germination of ideas that lead to unique, impactful products.
product development
Natural Wonders' development teams work a year in advance to create product that is uniquely our own. We begin with a blueprint that outlines the items, materials, colors, themes and price points that fit into our merchandising vision for the year. From the blueprint, we create concept boards for the various themes and color palettes. The blueprint and concept boards are then sent overseas to our agents. The development teams travel around the world in order to meet with vendors, attend trade shows and work with our agents to source the best factories in which to realize our concepts. This is a new process for Natural Wonders that will come to fruition with proprietary product during the Fall of 2000 and into 2001.
Ideas for product development come from many sources. Current trends in the home, the garden, relaxation, environment and education are all taken into consideration. We also interpret trends for home decor into merchandise that reflects our interest in nature through use of materials and patterns. Product development is most successful when it offers unique product that the customer perceives as a value due to the quality inherent in the design and through the use of materials.
assortment
Merchandise teams travel overseas twice a year as well as throughout the United States several times a year to attend trade shows and markets in order to find unique product crafted by talented artisans. All product must fit certain criteria in order to become part of the Natural Wonders' assortment.
We search for product that fits into a nature or science view as well as meeting certain quality requirements that would present a value to our customer.
Samples are gathered from around the world to create a merchandise statement.
We sort through the samples gathered and decide upon which items will best show our vision. We look at what materials, colors and patterns are used throughout the categories. Synergy is created as we tell a common story through the merchandise offered in relaxation, garden and home decor gifts.

STRUCTURE
"One of Natural Wonders' competitive advantages has always been the high level of customer service and product knowledge in the stores." William Soncini, Senior Vice President, Operations

The primary goals of the field organization are to generate sales increases and deliver exceptional customer service. Meeting these goals hinges on the structure of the field group, our commitment to our employees and our ability to communicate effectively.
structure
While 1999 proved to be one of the most challenging years for Natural Wonders, it has produced significant and exciting changes in the operational group. Faced with disappointing sales results, we began to reassess the entire structure of the field organization. We reviewed what worked, opportunities for improvement and how to maximize the dedication and experience of the employees in the field.
We realized that one key to revitalizing our stores' performance was to reduce the number of stores reporting to each direct supervisor. By reducing the span of control, especially at the regional level, we could enhance development and improve execution. To achieve this goal, a third regional position was created. Each regional is now responsible for approximately 60 stores resulting in closer supervision, greater accountability and quicker resolution of problems. Regional Managers now have a small group of stores reporting directly to them which allows them to quickly assess the impact of corporate direction on store operations and sales, as well as provide feedback to corporate to improve processes. These structural changes have already resulted in significant sales improvements in the last few months. employees
Retailing is often known as employment's revolving door. Keeping good employees is a challenge that must be balanced with the competitive pressures of the marketplace. At Natural Wonders we know that employees are the backbone of the company. To support these critical players we have instituted several training programs, a new bonus program and an extremely competitive benefit package. We've created opportunities for ownership and continue to reward performance. As a result, our employees are committed to Natural Wonders. They bring a rare excitement to their work and we will ensure this energy results in sales increases. One of Natural Wonders' competitive advantages has always been the high level of customer service and product knowledge in the stores. Customer feedback continues to show that we have maintained that level with consistency. In 2000, we will continue to emphasize these factors that have made the Natural Wonders concept viable--creating an interactive shopping environment with helpful and knowledgeable employees.
expectations
We have dedicated ourselves to quickly recognize individual store issues and correct them. Our expectation is that service and presentation will remain at an all time high, that sales increases will continue and that the quality and caliber of all Natural Wonders associates will be a source of pride. By focusing on these key factors, we, out in the stores, are attending to every detail of our business with confidence and determination.

                             SELECTED FINANCIAL DATA


                                                                                       Fiscal Year

                                                       1999             1998            1997              1996               1995
-----------------------------------------------------------------------------------------------------------------------------------

(In thousands, except operating data and per share amounts)

SUMMARY OF OPERATIONS DATA:
Net sales                                        $      147,089  $       149,821  $       149,239  $        138,773  $      138,080
Cost of goods sold and store
    occupancy expenses                                  108,483          106,162          100,998            92,489          93,529
                                                    ------------     ------------    -------------    --------------    ------------
Gross margin                                             38,606           43,659           48,241            46,284          44,551
Selling, general and administrative
    expenses                                             52,001           46,211           45,794            40,894          40,640
                                                    ------------     ------------    -------------    --------------    ------------
Operating income (loss)                                 (13,395)          (2,552)           2,447             5,390           3,911
Net interest and other expenses                             452              465              276               791             944
                                                    ------------     ------------    -------------    --------------    ------------
Earnings (loss) before income taxes                     (13,847)          (3,017)           2,171             4,599           2,967
Income tax provision (benefit)                           (5,359)          (1,120)             803             1,698           1,157
                                                    ------------     ------------    -------------    --------------    ------------
Net earnings (loss)                              $       (8,488) $        (1,897) $         1,368  $          2,901  $        1,810
                                                    ============     ============    =============    ==============    ============
Basic earnings (loss) per share                  $        (1.07) $         (0.24) $          0.17  $           0.37  $         0.23
                                                    ============     ============    =============    ==============    ============
Diluted earnings (loss) per share                $        (1.07) $         (0.24) $          0.17  $           0.36  $         0.23
                                                    ============     ============    =============    ==============    ============
Shares used in computing basic
    earnings (loss) per share                             7,905            8,014            8,005             7,862           7,725
Shares used in computing diluted
    earnings (loss) per share                             7,905            8,014            8,200             8,090           7,819



OPERATING DATA:
Number of stores open at end of
    year                                                    182              180              171               151             146
Average net sales per gross square
    foot (52 weeks)                              $          328  $           333  $           373  $            380  $          382
Average net sales per store (52 weeks)           $      794,000  $       831,000  $       917,000  $        932,000  $      936,000
Comparable store net sales decrease                      (4.2)%           (6.8)%           (1.4)%            (0.6)%          (5.7)%


BALANCE SHEET DATA AT FISCAL YEAR END:
Working capital                                  $       18,565  $        26,812  $        29,681  $         33,495  $       31,252
Total assets                                             65,341           70,848           79,337            78,344          77,964
Long-term borrowings                                          -                -            1,144             3,377           6,972
Stockholders' equity                                     44,640           53,450           55,802            54,156          50,658


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                                                                                              Fiscal Year
                                                                       ------------------------------------------------------------

(Percentage of net sales)                                                1999                      1998                  1997
                                                                       -------------------------------------------------------------
Net sales                                                                100.0  %                 100.0 %               100.0 %
Cost of goods sold and store occupancy expenses                           73.7                     70.9                  67.7
Gross margin                                                              26.3                     29.1                  32.3
Selling, general and administrative expenses                              35.4                     30.8                  30.7
Operating income (loss)                                                   (9.1)                    (1.7)                  1.6
Net interest and other expenses                                            0.3                      0.3                   0.2
Income tax provision (benefit)                                            (3.6)                    (0.7)                  0.5
Net earnings (loss)                                                       (5.8) %                  (1.3) %                0.9  %



Number of stores open at end of period                                     182                      180                   171


RESULTS OF OPERATIONS

GENERAL

         The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 1999, 1998 and 1997 ended January 29, 2000, January 30, 1999, and January 31, 1998, respectively. All references to years, unless otherwise specified, are intended to refer to the Company's fiscal year.

         At the end of 1999, the Company operated 182 stores in 39 states compared to 180 stores in 36 states at the end of 1998 and 171 stores in 36 states at the end of 1997. In 1999, 10 new stores were opened, 9 permanent and 3 temporary stores were closed, and 4 temporary stores were still open on January 29, 2000. In 1998, 9 new stores were opened, 3 stores were closed, and 3 temporary stores were still open on January 30, 1999. In 1997, 9 new stores were opened and 2 closed. On May 22, 1997, the Company acquired 12 locations through the acquisition of substantially all of the operating assets of What A World!, Inc. In addition, in 1999, 26 stores with temporary locations were opened during the holiday season compared to 27 stores in 1998 and 12 stores in 1997. At the end of 1999, 4 temporary stores remained open and 3 will be converted to permanent stores during 2000. At the end of 1998, 3 temporary stores remained open and 2 were converted to permanent stores during 1999. At the end of 1997, 1 temporary store remained open and was converted to a permanent store during 1998.

SALES

            Sales decreased 1.8% to $147,089,000 in 1999 from $149,821,000 in
1998. The decrease of $2,732,000 was due primarily to a decrease in comparable store sales partially offset by new stores, stores in temporary locations and Internet sales. The 10 new stores accounted for $4,907,000 of sales increase and the full year of sales from new stores opened in 1998, accounted for $1,067,000 of sales increase. This was fully offset by the decrease in comparable store sales of $5,896,000 and the lost sales impact of 9 closed stores and 6 remodeled stores of $2,907,000.

         The Company defines comparable store sales as the change in sales for stores that have been open for twelve full consecutive months. Comparable store sales in 1999 decreased 4.2% as compared to 1998. The decrease was primarily attributable to the impact of repositioning the merchandise assortment over the first three quarters of the year, as well as delays in implementing the changes. Although overall comparable store sales decreased, some of the Company's stores experienced positive comparable store sales. The average dollar amount per customer transaction increased significantly in 1999, from $22 to $25 (or 13.6%).

         Sales increased 0.4% to $149,821,000 in 1998 from $149,239,000 in 1997.
The increase of $582,000 was due primarily to new stores and stores in temporary locations, mostly offset by a decrease in comparable store sales. The 9 new stores accounted for $4,208,000 of the increase, the stores in temporary locations accounted for $3,819,000 of the increase, and the full year of sales from new stores opened in 1997 accounted for $4,814,000 of the increase. This was mostly offset by the decrease in stores opened prior to 1997, which accounted for a $11,604,000 decrease and closed stores for a $654,000 decrease.

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

COST OF GOODS SOLD AND STORE OCCUPANCY EXPENSES

         Cost of goods sold and store occupancy expenses include distribution center costs and other expenses associated with acquiring inventory. These costs increased as a percentage of sales to 73.7% in 1999 from 70.9% in 1998 primarily due to higher costs of goods for inventory, as well as higher occupancy and other fixed expenses on decreased per store sales levels.

         In 1998, cost of goods sold and store occupancy expenses increased as a percentage of sales to 70.9% in 1998 from 67.7% in 1997. The increase was primarily due to the occupancy costs for a greater number of new and temporary stores open in 1998 than 1997 coupled with flat sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses, which are primarily non-occupancy store expenses and corporate overhead, increased as a percentage of sales to 35.4% in 1999 from 30.8 % in 1998. The increase in expenses was due primarily to expenses and write-offs of $860,000 associated with closed stores as well as a charge of $3,240,000 representing the impairment of certain long-lived store assets, primarily leasehold improvements.

         In 1998, SG&A expenses increased slightly as a percentage of sales to 30.8% compared to 30.7% in 1997. The increase was due the negotiated settlement of a patent infringement claim for $525,000. In addition, benefits of cost controls were offset by the decline in comparable store sales and the expenses associated with the increase in the number of permanent and temporary stores.




OPERATING INCOME (LOSS)

         As a result of the foregoing, there was an operating loss of $ 13,395,000, or 9.1% of sales in 1999 and $2,552,000, or 1.7% of sales in
1998, compared to operating income of $2,447,000, or 1.6% of sales in 1997.

NET INTEREST AND OTHER EXPENSES

         Net interest and other expenses decreased to $452,000 or 0.3% of sales in 1999 from $465,000 or 0.3% of sales in 1998, which was an increase from $276,000 or 0.2% of sales in 1997. The increase in 1998 from 1997 was due primarily to less interest income due to a lower average investment balance.

INCOME TAX PROVISION (BENEFIT)

         The effective tax rate was 38.7% in 1999 and 37.1% in 1998. No valuation allowance was necessary to offset the deferred tax asset at the end of 1999, 1998 or 1997. Management evaluated the need for such an allowance and based on the Company's history of earnings and projected future profitability, determined that one was not necessary. Should actual future results differ from management estimates, the deferred tax assets, including the tax benefit recorded in 1999 and 1998, may not be realized.

NET EARNINGS (LOSS)

         As a result of the foregoing, there was a net loss of $8,488,000 or 5.8% of sales in 1999 and $1,897,000 or 1.3% of sales in 1998 compared to net income of $1,368,000 or 0.9% of sales in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         Seasonal working capital requirements have been met primarily through short-term bank borrowings.

         At fiscal year-end 1999 cash and investments were $3,010,000 in comparison to $12,221,000 at year-end 1998. The decrease was primarily due to operating losses, stock repurchases, construction costs and fixtures for new stores, and the remodeling of existing stores, as well as increased inventory levels.

         In fiscal 2000, the Company plans to open approximately 6 new stores and, during the holiday season, approximately 25 temporary locations. The Company anticipates that cash in 2000 will primarily be used for capital expenditures and merchandise inventory for new stores and temporary locations, and to purchase inventory for the Company's existing stores, particularly prior to and during the peak holiday selling season. Additionally, in fiscal 1997 the Board of Directors of the Company authorized the repurchase of up to $2,000,000 of Natural Wonders outstanding common stock. As of January 29, 2000, the Company had repurchased 334,357 shares of Natural Wonders common stock for a total of $1,250,000.

         The Company entered into an amended and restated credit facility agreement with a commercial bank effective June 15, 1999 for the purpose of financing seasonal working capital needs. This line of credit is for a term of three years, with a maximum credit line of $30,000,000, and is provided by the same bank as the Company's previous credit facility agreement, together with an additional lender acting as administrative agent. The line provides for revolving advances up to the lesser of 60% of the value of eligible inventory, 80% of the net retail liquidation value of eligible inventory, or the maximum credit line. As of January 29, 2000, total availability under the line was $12,284,000, with no amount outstanding. The line includes up to $5,000,000 for the issuance of commercial and standby letters of credit. The line of credit must be fully repaid for a 30-day consecutive period between January 1 and February 15 each year. The Company has the option of choosing interest payable at a rate based on LIBOR plus 2.25% or a rate equal to the bank's prime rate. The agreement contains restrictive covenants, which include maintaining certain minimum tangible net worth levels and requiring bank consent for the payment of dividends. As of January 29, 2000, the Company was not in compliance with the tangible net worth covenant. The noncompliance was waived and the agreement was amended with a revised covenant. At the same time, the administrative agent assumed the commercial bank's participation. The agreement also includes certain prepayment penalties.

               The Company has reviewed its plans to return the Company to profitability, as well as progress on executing those plans, with its lender, when the line was amended at year-end. An important component of the plan addresses the profitability of individual stores. During the fourth quarter 1999, the Company completed an in-depth analysis of its portfolio of store leases. A group of unprofitable store locations was identified for closure and the Company is now actively pursuing the termination or renegotiation of these lease agreements. A long-lived asset impairment reserve was established for most of these locations and outside resources have been retained to support this effort. Charges will be incurred in 2000 in order to close some stores, but the amount of these charges is expected to be less than the operating cost savings from closing these stores. The Company will periodically reassess the success of its real estate strategy as well as the rest of its management plan to return the Company to profitability.

         The Company believes that current cash and short-term investments together with its cash flow from operations and funds available under its credit facilities will be sufficient to fund the Company's operations for the next 12 months.

             The Company was not materially affected by the Year 2000 issue. The Company did not have material expenditures related to the Year 2000 issue and as such, costs associated with Year 2000 have not had a significant impact on the Company's results of operations, liquidity, or capital resources. The Company did not accelerate any system replacements or incur any costs for upgrades or additional personnel in order to make any systems Year 2000 compliant.

         In January 1998, a lawsuit was filed against the Company alleging that certain products sold by the Company infringed two patents of the plaintiff and sought injunctive relief, unspecified damages, and enhanced damages and attorneys fees. In June 1998, the Company reached a negotiated settlement of this claim. The cost of the settlement, including legal expenses and reserves, was approximately $525,000 and was recorded in the first quarter ended May 2, 1998.

NEW ACCOUNTING PRONOUNCEMENTS

             SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as delayed by SFAS No. 137, will be effective for the Company in fiscal 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not expect adoption of this new standard to have a significant impact on its financial statements.

INFLATION AND SEASONALITY

         The Company does not believe that its operations have been materially affected by inflation during recent years. However, there is no assurance that its business will not be affected by inflation in the future.

         The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and substantially all of its net earnings have been realized during the fourth quarter (which includes the November/December holiday season), and levels of sales and net earnings have been significantly lower in the first three quarters, usually resulting in losses in these quarters. If for any reason the Company's sales were substantially below seasonal norms during the months of November and December, as was the case in 1998, the Company's annual results would be adversely affected. The Company's quarterly results of operations may fluctuate significantly as a result of comparable store sales levels, the timing of new store openings and the amount of revenue contributed by new stores.




FUTURE RESULTS

         This report contains forward-looking statements regarding, among other matters, the Company's future strategy, store opening and closing plans, availability of financing and cash flows, merchandising strategy and growth. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements address matters which are subject to a number of risks and uncertainties. In addition to the general risks associated with the operation of specialty retail stores in a highly competitive environment, the success of the Company will depend on a variety of factors. The success of the Company's operations depends upon a number of factors relating to consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. The Company's continued growth also depends upon the demand for its products, which in turn is dependent upon various factors, such as the introduction and acceptance of new products and the continued popularity of existing products, as well as the timely supply of all merchandise. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

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

                              NATURAL WONDERS, INC.
                            STATEMENTS OF OPERATIONS
                              (In thousands, except
                               per share amounts)


                                                                                             FISCAL YEAR
                                                                       --------------------------------------------------------
                                                                               1999                1998                 1997
                                                                       --------------------------------------------------------
Net sales                                                                 $ 147,089           $ 149,821            $ 149,239
Cost of goods sold and store occupancy expenses                             108,483             106,162              100,998
                                                                       ---------------     ---------------    -----------------
          Gross margin                                                       38,606              43,659               48,241
Selling, general and administrative expenses                                 52,001              46,211               45,794
                                                                       ---------------     ---------------    -----------------
          Operating income (loss)                                           (13,395)             (2,552)               2,447

Interest expense                                                                556                 428                  625
Other expenses                                                                   59                 484                  450
Interest and other income                                                      (163)               (447)                (799)
                                                                       ---------------     ---------------    -----------------
          Earnings (loss) before income taxes                               (13,847)             (3,017)               2,171
Income tax provision (benefit)                                               (5,359)             (1,120)                 803
                                                                       ---------------     ---------------    -----------------
          Net earnings (loss)                                              $ (8,488)           $ (1,897)             $ 1,368
                                                                       ===============     ===============    =================

Net earnings (loss) per common share:
          Basic                                                             $ (1.07)            $ (0.24)              $ 0.17
          Diluted                                                           $ (1.07)            $ (0.24)              $ 0.17

Weighted average common shares outstanding:
          Basic                                                               7,905               8,014                8,005
          Diluted                                                             7,905               8,014                8,200


                       See notes to financial statements.

                              NATURAL WONDERS, INC.
                                 BALANCE SHEETS
                        (In thousands, except share data)


                                                                                   January 29,          January 30,
                                                                                      2000                 1999
                                                                                  -------------------------------------
ASSETS

CURRENT ASSETS:
          Cash and cash equivalents                                                    $  3,010          $  4,841
          Short-term investments                                                            -               7,380
          Merchandise inventories                                                        28,205            22,707
          Prepaid income taxes                                                            1,386             1,403
          Prepaid expenses and other current assets                                       3,083             3,262
          Deferred taxes                                                                    588             1,056
                                                                                  ----------------     ----------------
                    Total current assets                                                 36,272            40,649
PROPERTY AND EQUIPMENT:
          Leasehold improvements                                                         22,759            30,077
          Furniture, fixtures and equipment                                              21,175            34,106
                                                                                  ----------------     ----------------
                                                                                         43,934            64,183
          Less accumulated depreciation and amortization                                (22,757)          (37,510)
                                                                                  ----------------     ----------------
                     Total property and equipment                                        21,177            26,673
Deferred Taxes                                                                            7,707             3,085
Other Assets                                                                                185               441
                                                                                  ----------------     ----------------
Total Assets                                                                           $ 65,341          $ 70,848
                                                                                  ================     ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
          Trade accounts payable                                                       $ 12,664          $ 8,500
          Accrued compensation and related costs                                          2,300            2,300
          Accrued liabilities                                                             2,743            3,037
                                                                                  ----------------     ----------------
                    Total current liabilities                                            17,707           13,837
Deferred Rent                                                                             2,994            3,561
Commitments and Contingencies (Note 6)
STOCKHOLDERS' EQUITY:
          Preferred stock, par value $.0001; authorized 1,000,000 shares; none issued. Common stock, par value $.0001; authorized 17,000,000 shares;
          issued and outstanding
          7,869,006 and 7,951,392 shares in 1999 and 1998.                                    1              1
          Capital in excess of par value                                                 33,751           34,073
          Retained earnings                                                              10,888           19,376
                                                                                  ----------------     ----------------
                    Total stockholders' equity                                           44,640           53,450
                                                                                  ----------------     ----------------
Total Liabilities and Stockholders' Equity                                             $ 65,341          $ 70,848
                                                                                  ================     ================

                       See notes to financial statements.

                              NATURAL WONDERS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                                        Fiscal Year
                                                                                        --------------------------------------------
                                                                                                  1999           1998          1997
                                                                                        --------------------------------------------
Cash Flows From Operating Activities:
     Net earnings (loss)                                                                       $(8,488)       $(1,897)        $1,368
          Adjustments to reconcile net earnings (loss) to net cash from operating activities:
          Depreciation and amortization                                                          7,248          7,269          6,174
          Loss on disposal and impairment of long-lived assets                                   4,085            950             48
          Deferred taxes                                                                        (4,154)           130        (1,079)
          Changes in assets and liabilities:
               Merchandise inventories                                                          (5,498)           477        (2,341)
               Prepaid expenses and other current assets                                           435           (415)         (511)
               Prepaid income taxes                                                                 17         (1,403)
               Trade accounts payable                                                            4,164            503          2,822
               Accrued compensation and related costs                                                            (525)           302
               Accrued liabilities                                                                (294)          (599)           838
               Income taxes payable                                                                            (1,760)         (160)
               Deferred rent                                                                      (567)          (244)         (218)
                                                                                        ---------------    -----------    ----------
Net cash (used in) provided by operating activities                                             (3,052)         2,486          7,243

Cash Flows From Investing Activities:
    Purchases of short-term investments                                                                       (21,381)      (18,100)
    Sales of short-term investments                                                              7,380         27,401         22,600
    Purchases of property and equipment                                                         (5,837)        (6,049)       (8,362)
    Business acquisition                                                                                                       (738)
                                                                                        ---------------    -----------    ----------
Net cash provided by (used in) investing activities                                              1,543            (29)       (4,600)

Cash Flows From Financing Activities:
     Principal payments on capital lease obligations                                                           (1,327)       (1,789)
     Principal payments on long-term debt                                                                      (2,088)       (2,421)
     Purchase of treasury stock                                                                   (350)          (900)
     Grant of treasury shares                                                                                      23
     Short-term borrowings on bank line of credit                                               84,717         54,000         33,900
     Payments on bank line of credit                                                           (84,717)       (54,000)      (33,900)
     Exercise of stock options and warrants                                                                       266            167
     Net proceeds from sale of common stock                                                         28             59             84
                                                                                        ---------------    -----------    ----------
Net cash used in financing activities                                                             (322)        (3,967)       (3,959)

Net Decrease in Cash and cash equivalents                                                       (1,831)        (1,510)       (1,316)

Cash and cash equivalents:
     Beginning of year                                                                           4,841          6,351          7,667
                                                                                        ---------------    -----------    ----------
     End of year                                                                               $ 3,010        $ 4,841        $ 6,351
                                                                                        ===============    ===========    ==========

Supplemental Information Cash paid during year:
     Interest                                                                                    $ 550          $ 442          $ 614
     Income taxes                                                                                $ 132        $ 1,857        $ 2,083

                       See notes to financial statements.

                              NATURAL WONDERS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                        (In thousands, except share data)


                                                                                  Capital in                            Total
                                                        COMMON STOCK              Excess of         Retained        Stockholders'
                                                    Shares          Amount        Par Value         Earnings           Equity
------------------------------------------------ -------------    -----------    -------------     ------------    ----------------

Balance, February 1, 1997                           7,986,846             $1          $34,250           19,905             $54,156
    Exercise of stock options                          60,692                             167                                  167
    Tax benefit from exercise of stock
        Options                                                                            27                                   27
    Employee stock purchase plan                       24,571                              84                                   84
    Net earnings                                                                                         1,368               1,368
                                                 -------------    -----------    -------------     ------------    ----------------
Balance, January 31, 1998                           8,072,109              1           34,528           21,273              55,802
    Exercise of stock options                         99,592                              266                                  266
    Tax benefit from exercise of stock
        Options                                                                            97                                   97
    Employee stock purchase plan                       15,743                              59                                   59
    Stock repurchase                                 (243,552)                           (900)                                (900)
    Grant of treasury shares                            7,500                              23                                   23
    Net loss                                                                                            (1,897)             (1,897)
                                                 -------------    -----------    -------------     ------------    ----------------
Balance, January 30, 1999                           7,951,392              1           34,073           19,376              53,450
    Employee stock purchase plan                        8,419                              28                                   28
    Stock repurchase                                  (90,805)                           (350)                                (350)
    Net loss                                                                                            (8,488)             (8,488)
                                                 -------------    -----------    -------------     ------------    ----------------
Balance, January 29, 2000                           7,869,006             $1          $33,751          $10,888             $44,640
                                                 =============    ===========    =============     ============    ================




                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS Natural Wonders (the Company) is a specialty retailer, which operates 182 stores, primarily in mall locations, in 39 states. The Company's products are inspired by the wonders of science and nature, and include telescopes, minerals, gardening and outdoor products, educational toys and games and apparel.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 1999, 1998 and 1997 ended January 29, 2000, January 30, 1999, and January 31, 1998, respectively. Fiscal 1999, 1998 and 1997 were 52 weeks.

ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         Significant estimates used in the financial statements include the estimates of (i) expected inventory markdowns, (ii) sales return reserves (iii) impairment of long-lived assets, and (iv) realizability of deferred tax assets. The amounts that the Company will ultimately incur or recover could differ materially from the Company's current estimates. The underlying estimates and facts supporting these estimates could change in 2000 or thereafter.

REVENUE RECOGNITION Revenue is recognized at the point of sale, net of estimated sales returns.

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

MERCHANDISE INVENTORIES Merchandise inventories are stated at lower of average cost or market. Merchandise inventory includes expenses associated with the acquisition and distribution of inventory. Inventory is recorded net of markdown reserves and as such are management's best estimate. For fiscal year ended 1999, the Company implemented a new policy to establish a sales return reserve as a part of merchandise inventories.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets, which range from 3 to 10 years. Depreciation expense totaled $7,248,000, $7,269,000 and $6,174,000 for 1999, 1998, and 1997,
respectively.

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

IMPAIRMENT OF LONG-LIVED ASSETS The Company periodically reviews its long-lived assets for impairment to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable based on expected future cash flows. In 1999 the Company recorded a charge of $3,240,000 representing the impairment of certain long-lived store assets, primarily leasehold improvements (see Note 2).

COMPREHENSIVE INCOME (LOSS) The Company's comprehensive income (loss) for 1999, 1998 and 1997 is equal to its net income (loss).

DERIVATIVE INSTRUMENTS SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as delayed by SFAS No. 137, will be effective for the Company in fiscal 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not expect adoption of this new standard to have a significant impact on its financial statements.

NOTE 2.  FISCAL 1999 RESULTS OF OPERATIONS AND MANAGEMENT PLANS FOR FISCAL 2000

The Company has incurred significant operating losses and negative cash flows from operations. In 1999 and 1998, the Company had pre-tax net losses of $13,847,000 and $3,017,000, respectively, and in 1999 had net cash used in operating activities of $3,052,000.

The Company has reviewed its plans to return the Company to profitability, as well as progress on executing those plans, with its lender. Fiscal 2000 will be the first full year of operations under new merchandising strategies implemented by the Company during 1999. As a result of those strategies, merchandise inventories have increased $5,498,000 from $22,707,000 at January 29, 2000 to $28,205 000 at January 30, 2000. Management believes that the build-up of inventory levels with new merchandise is critical to the success of its plans.

Another important component of the Company's plans addresses the profitability of the individual stores. During the fourth quarter of 1999, the Company completed an analysis of its portfolio of store leases. A group of unprofitable store locations was identified for closure, and the Company is now actively pursuing the termination or renegotiation of these lease agreements. A long-lived asset impairment reserve was established related to these locations, and outside resources have been retained to support this effort. Charges will be incurred in 2000 in order to close some stores, but the amount of these charges is expected to be less than the operating cost savings from closing these stores.

While there can be no assurance that the implementation of the Company's plans will enable it to return to profitability in 2000, the Company believes that its existing cash and cash equivalents, combined with borrowings available under its credit facility (see Note 3), will be sufficient for the Company to sustain its operations and meet its financial obligations through the end of the next fiscal year.

NOTE 3.  BANK FINANCING AND LIQUIDITY

The Company entered into an amended and restated credit facility agreement with a commercial bank effective June 15, 1999 for the purpose of financing seasonal working capital needs. This line of credit is for a term of three years, with a maximum credit line of $30,000,000, and is provided by the same bank as the Company's previous credit facility agreement, together with an additional lender acting as administrative agent. The line provides for revolving advances up to the lesser of 60% of the value of eligible inventory, 80% of the net retail liquidation value of eligible inventory, or the maximum credit line. As of January 29, 2000, total availability under the line was $12,284,000, with no amount outstanding. The line includes up to $5,000,000 for the issuance of commercial and standby letters of credit. The line of credit must be fully repaid for a 30-day consecutive period between January 1 and February 15 each year. The Company has the option of choosing interest payable at a rate based on LIBOR plus 2.25% or a rate equal to the bank's prime rate. The agreement contains restrictive covenants, which include maintaining certain minimum tangible net worth levels and requiring bank consent for the payment of dividends. As of January 29, 2000, the Company was not in compliance with the tangible net worth covenant. The noncompliance was waived and the agreement was amended with a revised covenant. At the same time, the administrative agent assumed the commercial bank's participation. The agreement also includes certain prepayment penalties.

Outstanding commercial and standby letters of credit as of January 29, 2000 and January 30, 1999 approximated $534,000 and $892,000, respectively.

NOTE 4.  STOCKHOLDERS' EQUITY AND BENEFIT PLAN

STOCK OPTION PLANS

The Company has stock option plans, which allow for the granting of incentive and non-qualified stock options to employees and non-employee directors. There are 2,750,000 shares of common stock authorized for issuance under the plans. Stock options generally are granted at prices equal to the fair market value on the date of grant, vest over a period of three to five years, and expire in ten years. In addition, the Company granted 750,000 shares of common stock to certain executives at an exercise price of $3.625 during 1998. These options vest in different share amounts, upon achieving certain stock prices, which range from $8 per share to $28 per share. Any remaining unvested shares vest seven years after the date of the option grant. Accordingly, no compensation charge has been recognized for these option grants.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net earnings and net earnings per share had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: five year expected life from date of grant; stock volatility, 110.8% in 1999, 118.9% in 1998 and 64.5% in 1997;
risk-free interest rates, 5.7% in 1999, 5.2% in 1998, and 6.2% in 1997; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1999, 1998 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings (loss) and net earnings (loss) per share would have been $(8.9) million (basic: $(1.13) per share; diluted: $(1.13) per share) in fiscal 1999, $(2.2) million (basic:
$(0.27) per share; diluted: $(0.27) per share) in fiscal 1998, and $1.2 million (basic: $0.15 per share; diluted: $0.14 per share) in fiscal 1997.

Option activity under the plans is as follows:


                                                                                                   Weighted
                                                                                                   Average
                                                                                 Options           Exercise
                                                                                Outstanding         Price
                                                                              ---------------   ---------------
Outstanding, February 1, 1997 (164,412 exercisable at a weighted
average price of $7.33)                                                              722,684              4.54
  Granted (weighted average fair value $3.09)                                        328,400              5.17
  Canceled                                                                          (266,217)             4.90
  Exercised                                                                          (60,692)             2.79
                                                                              ---------------   ---------------
Outstanding, January 31, 1998 (253,520 exercisable at a weighted
average price of $5.41)                                                              724,175              4.83
  Granted (weighted average fair value $3.13)                                        995,537              3.73
  Canceled                                                                          (452,333)             4.91
  Exercised                                                                          (99,592)             2.67
                                                                              ---------------   ---------------
Outstanding, January 30, 1999 (115,277 exercisable at a weighted
average price of $6.21)                                                            1,167,787              4.06
  Granted (weighted average fair value $2.21)                                        178,650              2.72
  Canceled                                                                          (124,096)             4.38
                                                                              ---------------   ---------------
Outstanding, January 29, 2000 (205,849 exercisable at a weighted
average price of $5.16)                                                            1,222,341             $3.83

There were 474,913 shares available for grant under the plan.

The following table summarizes additional information about stock options at January 29, 2000:


                            Options Outstanding                                           Options Exercisable
----------------------------------------------------------------------------

                                              Weighted          Weighted                                Weighted
                                               Average           Average                                 Average
      Range of               Number           Remaining         Exercise                Number          Exercise
  Exercise Prices         Outstanding        Life (Yrs)           Price              Exercisable          Price
   $1.09 - $3.56                172,048              9.06              2.32                37,010             $2.90
   $3.63 - $3.63                750,000              8.67              3.63                     -                 -
   $3.75 - $4.50                184,609              8.34              4.14                86,889              4.09
   $4.56 - $15.25               115,684              6.53              6.88                81,950              7.31
---------------------    ---------------    --------------    --------------         -------------    --------------

   $1.09 - $15.25             1,222,341              8.47             $3.83               205,849             $5.16


STOCK PURCHASE PLAN

The Company's employee stock purchase plan enables eligible employees to purchase Natural Wonders' common stock at the average market price on the first or the last day of each six month purchase period, whichever is lower. Employees may authorize periodic payroll deductions of up to 10% of eligible compensation for common stock purchases, up to a maximum amount of 750 shares per six-month period. The total number of shares which may be issued under the plan is 300,000. As of January 29, 2000, 175,175 shares have been issued.

STOCK REPURCHASE PROGRAM

In fiscal 1997 the Board of Directors of the Company authorized the repurchase of up to $2,000,000 of the Company's outstanding common stock. Beginning in February 1998, the Company began repurchasing stock and as of January 29, 2000 had purchased 334,357 shares for a total of $1,250,000.

BENEFIT PLAN

The Company has available a defined contribution plan. Eligible employees may contribute 1% to 15% of their compensation and the Company matches 50% of the first 5% of such employee contributions up to $2,000 per year. Total Company contributions to the plan were approximately $132,000, $61,000, and $61,000 in 1999, 1998, and 1997, respectively.

NOTE 5.  INCOME TAXES

The income tax provision (benefit) consists of the following:
(In thousands)


                                                                                           Fiscal Year
                                                                        --------------------------------------------------
                                                                            1999              1998               1997
                                                                        --------------------------------------------------
Current:
    Federal                                                                  $(1,262)            $(1,337)          $1,451
    State                                                                         57                  87              431
                                                                        -------------    ----------------    -------------
                                                                              (1,205)             (1,250)           1,882
Deferred                                                                      (4,154)                130           (1,079)
                                                                        -------------    ----------------    -------------
Total                                                                        $(5,359)            $(1,120)            $803
                                                                        =============    ================    =============

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:


                                                                                           Fiscal Year
                                                                        --------------------------------------------------
                                                                            1999              1998               1997
                                                                        --------------------------------------------------

Statutory rate                                                             34.0%              34.0%             34.0%
State income taxes, net of federal income
  tax benefit                                                               4.7                4.8               6.5
Non taxable interest                                                         -                (1.7)             (5.3)
Other                                                                        -                  -                1.8
                                                                        -------------    ----------------    -------------
Effective tax rate                                                         38.7%              37.1%             37.0%
                                                                        =============    ================    =============

The components of the net deferred tax asset at year-end are as follows:
(In thousands)


                                                                                       Fiscal Year
                                                          -----------------------------------------------------------------------
                                                                        1999                                  1998
                                                          ----------------------------------    ---------------------------------

                                                          -----------------------------------------------------------------------
                                                             Current          Non-Current         Current          Non-Current
                                                          -----------------------------------------------------------------------
DEFERRED TAX ASSETS:
    Deferred rent                                                                    $1,235                               $1,470
    Merchandise inventories                                        $457                                 $292
    Accrued employee benefits                                       375                                  436
    Miscellaneous accruals                                          256                 183              587
    Basis in fixed assets                                                             3,249                                1,816
    Alternative minimum tax credits and other                                           525              375
    Net operating loss carryforward                                                   3,227
                                                          --------------    ----------------    -------------    ----------------
                                                                  1,088               8,419            1,690               3,286
                                                          --------------    ----------------    -------------    ----------------

DEFERRED TAX LIABILITIES:
    State taxes and other                                           500                 712              634                 201

                                                          --------------    ----------------    -------------    ----------------
Net deferred tax asset                                             $588              $7,707           $1,056              $3,085
                                                          ==============    ================    =============    ================

No valuation allowance has been recorded at January 29, 2000 or January 30, 1999. Management evaluated the need for such an allowance, and based on the Company's history of earnings and projected future profitability, determined that one was not necessary. Realization of deferred of tax assets is dependent upon generating sufficient taxable income prior to the expiration of related benefits. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized. The deferred tax assets considered realizable could be reduced if estimates of future taxable income during the carryforward periods are reduced.

At January 29, 2000, the Company has federal and state net operating loss carryforwards of approximately $5,777,887 and $17,333,721, respectively, which expire between 2003 and 2019.

NOTE 6. EARNINGS PER SHARE Basic earnings per share is calculated based upon the weighted average number of common shares outstanding, excluding common share equivalents, during the period. Diluted earnings per share is calculated based upon the weighted average number of shares outstanding plus common share equivalents during the period.

The following is a reconciliation of the Company's basic and diluted net income
(loss) per share computations:

(Shares in thousands)


                                                                         Fiscal Year
                                      ----------------------------------------------------------------------------------
                                               1999                         1998                          1997
                                      ------------------------    --------------------------     -----------------------
                                                      Per                           Per                         Per
                                                     Share                         Share                       Share
                                           Shares    Amount             Shares     Amount            Shares    Amount
                                      ------------ -----------    ------------- ------------     ----------- -----------

Basic EPS                                   7,905      $(1.07)           8,014       $(0.24)          8,005       $0.17
Effect of dilutive stock options                                                                        195           -
                                      ------------ -----------    ------------- ------------     ----------- -----------
Diluted EPS                                 7,905      $(1.07)           8,014       $(0.24)          8,200       $0.17
                                      ============ ===========    ============= ============     =========== ===========


In 1999 and 1998, stock options did not have a dilutive effect on EPS because of the net loss.

The following options were not included in the computation of diluted EPS because such options' exercise price was greater than the average market price of the common shares:

                                                   Fiscal Year
                                              ----------------------------
                                                      1997
                                              ----------------------
Options to purchase shares of common
stock                                                213,000
                                              ----------------------
Exercise prices                                  $5.13 - $15.25
                                              ----------------------
Expiration dates                                   June 2003 -
                                                  November 2007

NOTE 7.   COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases its office, distribution and retail facilities under operating leases expiring at dates from 2000 to 2010. Certain of the leases include renewal provisions at the Company's option. The Company also subleases space at various locations with both month-to-month and noncancelable sublease agreements.

The Company leased fixtures and equipment under capital equipment leases during part of 1998 and prior years. All existing leases were bought out during 1998. Interest rates ranged from approximately 7.5% to 15.9%. Some of the leases were subject to fair market value buyout at the end of the initial lease term.

The aggregate minimum annual rental payments and sublease income under noncancelable operating leases in effect at January 29, 2000 are as follows:

(In thousands)


                                                        Minimum          Sublease
Fiscal Year                                               rent            income           Total
                                                      -------------     ------------    -------------
2000                                                       $15,166             $201          $14,965
2001                                                        13,995              222           13,773
2002                                                        12,156              230           11,926
2003                                                        10,775              237           10,538
2004                                                         6,954               80            6,874
Thereafter                                                  19,660                -           19,660
                                                      -------------     ------------    -------------
Total minimum lease commitments                            $78,706             $970          $77,736
                                                      =============     ============    =============

All of the leases for the Company's retail stores contain clauses which provide for additional rent if sales exceed predetermined levels. The components of rent expense for 1999, 1998 and 1997 were as follows
(In thousands):


                                                                 1999             1998              1997
                -----------------------------------------------------------------------------------------
                Minimum and deferred rent                $     15,248     $     15,170      $     13,800
                Percentage rent                                   170              112                80
                Sublease income                                  (294)            (278)              (99)
                                                            ----------       ----------        ----------
                Total rent expense                       $     15,124     $     15,004      $     13,781
                                                            ==========       ==========        ==========

Accumulated amortization of property under capital leases as of January 31, 1998 was $2,768,000. During 1998 a number of capital leases expired, the related equipment was purchased and the balances reclassified to equipment. All remaining capital leases were bought out during 1998, the equipment returned or purchased and the balances reclassified to equipment or expensed.

LITIGATION

In January 1998, a lawsuit was filed against the Company alleging that certain products sold by the Company infringed two patents of the plaintiff and sought injunctive relief, unspecified damages, and enhanced damages and attorneys fees. In June 1998, the Company reached a negotiated settlement of this claim. The cost of the settlement, including legal expenses and reserves, was approximately $525,000 and was recorded in the first quarter ended May 2, 1998.

The Company is involved in other litigation in the ordinary course of its business. Management believes that the outcome of such litigation will not have a material adverse effect upon the Company's financial statements.

NOTE 8.  ACQUISITION

On May 22, 1997, the company acquired 12 locations through the acquisition of substantially all operating assets of What A World!, Inc. Inventory and store fixtures were the primary assets acquired and certain retail facility leases were assumed. The total purchase price, including acquisition costs, was $738,000 and was recorded using the purchase method of accounting.

NOTE 9.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 1999 and 1998 is as follows:


Fiscal Year 1999                                                         Quarter Ended
---------------------------------------- -------------------------------------------------------------------------------
                                            May 1, 1999         Jul. 31, 1999        Oct. 30, 1999       Jan. 29, 2000 (1)
                                         ------------------    -----------------    ----------------    --------------------
(In thousands, except per share amounts)

Net sales                                          $21,552              $25,415             $23,332             $76,790
Gross margin                                         2,602                4,584               5,733              25,687
Net earnings (loss)                                 (4,359)              (3,959)            (3,884)               3,714
Basic earnings (loss) per share                     $(0.55)              $(0.50)            $(0.49)               $0.47
Diluted earnings (loss) per share                   $(0.55)              $(0.50)            $(0.49)               $0.47

Fiscal Year 1998                                                         Quarter Ended
---------------------------------------- -------------------------------------------------------------------------------
                                            May 2, 1998          Aug. 1, 1998        Oct. 31, 1998       Jan. 30, 1999
                                         ------------------    -----------------    ----------------    ----------------
(In thousands, except per share amounts)

Net sales                                          $23,265              $27,443             $24,464             $74,648
Gross margin                                         3,827                7,482               5,678              26,670
Net earnings (loss)                                 (4,576)              (1,569)            (2,996)               7,245
Basic earnings (loss) per share                     $(0.57)              $(0.19)            $(0.38)               $0.91
Diluted earnings (loss) per share                   $(0.57)              $(0.19)            $(0.38)               $0.91


(1) The Company recorded a charge of $3,240,000 representing the impairment of certain long-lived store assets in the fourth quarter of fiscal 1999.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Natural Wonders, Inc.
Fremont, California

         We have audited the accompanying balance sheets of Natural Wonders, Inc. (the Company) as of January 29, 2000 and January 30, 1999 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Natural Wonders, Inc. as of January 29, 2000 and January 30, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 2000 in conformity with generally accepted accounting principles.





San Francisco, California
March 3, 2000

CORPORATE INFORMATION


BOARD OF DIRECTORS                                        CORPORATE OFFICERS
Pearson C. Cummin III                                     Peter G. Hanelt
Chairman of the Board of Directors,                       Chief Executive Officer, Chief Financial
Natural Wonders, Inc.                                     Officer and Director
General Partner,
Consumer Venture Partners                                 Kenneth G. Norton
                                                          Executive Vice President,  General
David Folkman                                             Merchandising Manager
Director and Chief Executive Officer,
On-Site Dental Care, Inc.
Principal, Regent Pacific Management
Corporation                                               William J. Soncini
                                                          Senior Vice President, Operations
Peter G. Hanelt
Chief Executive Officer, Chief Financial                  Denise A. Ellwood
Officer and Director,                                     Vice President, Merchandising
Natural Wonders, Inc.
                                                          Debbie M. Wibbenmeyer
Bruce Beda                                                Vice President, Merchandise
Chief Executive Officer                                   Planning and Allocation
Orion Partners LLC
                                                          Michael L. Cape
Julius Jensen III                                         Vice President, Marketing and Visual
Managing General Partner,
Copley Venture Partners                                   Catherine S. Klein
                                                          Controller

                                                          CORPORATE HEADQUARTERS
                                                          4209 Technology Drive
                                                          Fremont, California 94538
                                                          (510) 252-9600

                                                          REGISTER AND TRANSFER AGENT
                                                          BankBoston, N.A.
                                                          c/o EquiServe
                                                          P.O. Box 8218
                                                          Boston, Massachusetts  02266-8218
                                                          (781) 575-3100

                                                          INDEPENDENT AUDITORS
                                                          Deloitte & Touche LLP
                                                          San Francisco, California

                                                          ANNUAL MEETING
                                                          The Annual Meeting of Shareholders will be
                                                          held Tuesday, May 23, 2000 at 9:00 a.m.
                                                          (PDT) at the Company's headquarters.



                                                          FORM 10K
                                                          A copy of the Company's 1999
                                                          Form 10K as filed with
                                                          the SEC may be obtained
                                                          without charge by calling or
                                                          writing Investor Relations
                                                          at the Company's headquarters.


MARKET INFORMATION AND DIVIDEND POLICY

         Natural Wonders, Inc. common stock trades on the NASDAQ Stock Market under the symbol NATW. Market price for the Company's stock for fiscal 1999 and 1998 is as follows:

1999                         HIGH                    LOW
                             ----                    ---
First Quarter                4 5/8                   3 15/16
Second Quarter               4 1/8                   3 1/2
Third Quarter                4                       1 1/4
Fourth Quarter               2                       1 1/32


1998                         HIGH                    LOW
                             ----                    ---
First Quarter                5 3/8                   3 15/16
Second Quarter               4 7/8                   3 7/8
Third Quarter                4 1/2                   2
Fourth Quarter               5 1/8                   3

         As of February 29, 2000, there were approximately 250 stockholders of record and 1,500 beneficial stockholders. The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future.